     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 2, 2001

                                                REGISTRATION NOS. 333-__________
                                                                    AND 811-5817

-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

-------------------------------------------------------------------------------
                                    FORM N-4

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933           |X|

                           PRE-EFFECTIVE AMENDMENT NO.          |_|
                           POST-EFFECTIVE AMENDMENT NO.         |_|

                                     AND/OR

                          REGISTRATION STATEMENT UNDER
                       THE INVESTMENT COMPANY ACT OF 1940

                                 AMENDMENT NO. 21               |X|
                                               --
                        (CHECK APPROPRIATE BOX OR BOXES)

                CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1
                           (EXACT NAME OF REGISTRANT)

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
                               (NAME OF DEPOSITOR)

                              300 UNIVERSITY AVENUE
                             TORONTO, CANADA M5G 1R8
              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)
                  DEPOSITOR'S TELEPHONE NUMBER: (416) 597-1456

                                  ROY W. LINDEN
                              330 UNIVERSITY AVENUE
                             TORONTO, CANADA M5G 1R8
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)

                                    COPY TO:
                              STEPHEN E. ROTH, ESQ.
                         SUTHERLAND ASBILL & BRENNAN LLP
                         1275 PENNSYLVANIA AVENUE, N.W.
                           WASHINGTON, D.C. 20004-2415



     APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

     TITLE OF SECURITIES BEING REGISTERED: UNITS OF INTEREST IN THE SEPARATE ACCOUNT UNDER FLEXIBLE PAYMENT DEFERRED VARIABLE ANNUITY CONTRACTS.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
    ADMINISTRATIVE OFFICE: 6201 POWERS FERRY ROAD, NW, ATLANTA, GEORGIA 30339
                              PHONE: 1-800-905-1959



===============================================================================

                 VARIFUND PLUS(R) PROSPECTUS DATED ______, 2001
                CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1
                FLEXIBLE PREMIUM VARIABLE DEFERRED ANNUITY POLICY

===============================================================================


This Prospectus describes the Varifund Plus(R), a flexible premium variable deferred annuity policy (the Policy) offered by Canada Life Insurance Company of America (we, our, us, or the Company). PLEASE READ THIS PROSPECTUS BEFORE INVESTING, AND KEEP IT FOR FUTURE REFERENCE. IT CONTAINS IMPORTANT INFORMATION ABOUT THE VARIFUND PLUS VARIABLE ANNUITY.

You (the Owner) may put your money into 29 investment choices: a fixed account and 28 Subaccounts of the Canada Life of America Variable Annuity Account 1. Money you direct into a Subaccount is invested exclusively in a single portfolio of one of the following funds:

-        THE ALGER AMERICAN FUND

-        BERGER INSTITUTIONAL PRODUCTS TRUST

-        THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.

-        DREYFUS VARIABLE INVESTMENT FUND

-        FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS

-        GOLDMAN SACHS VARIABLE INSURANCE TRUST

-        THE MONTGOMERY FUNDS III

-        SELIGMAN PORTFOLIOS, INC.


Your investments in the Subaccounts are not guaranteed. You could lose your money. Money you direct into the fixed account is guaranteed to earn interest at a minimum rate of 3%.

We credit a Bonus Credit to your initial premium payment at the following rates:

     -    4% for an owner 0-65 years of age,

     -    3% for an owner 66-70 years of age, and

     -    2% for an owner 71-80 years of age.

Additional premiums will not receive a Bonus Credit.

We also credit a Persistency Bonus each Policy Year after you have held the Policy for 8 1/2 Policy Years, and an Annuitization Bonus when you annuitize.

The overall expenses for this Policy may be higher than the expenses for a similar contract without a Bonus Credit, Persistency Bonus and Annuitization Bonus. Over time, the value of the Bonus Credit , Persistency Bonus, and Annuitization Bonus may be more than offset by the higher fees.

Variable annuities involve certain risks, and you may lose some or all of your money.

- The investment performance of the underlying portfolios in which the Subaccounts invest will vary.

-    We do not guarantee how any of the underlying portfolios will perform.

- The Policy is not a deposit or obligation of any bank, and no bank endorses or guarantees the Policy.

- Neither the U.S. Government nor any federal agency insures your investment in the Policy.

To learn more about the Varifund Plus(R), you may want to refer to the Statement of Additional Information (SAI) dated the same date as this prospectus .For a free copy of the SAI, contact us at the address above. We have filed the SAI with the U.S. Securities and Exchange Commission ("SEC") and have incorporated it by reference into this prospectus. The table of contents for the SAI appears at the end of this prospectus.

The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information. You may also read and copy these materials at the SEC's public reference room in Washington, D.C. Call 1-800-SEC-0330 for information about the SEC's public reference room.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANYONE WHO TELLS YOU OTHERWISE IS COMMITTING A FEDERAL CRIME.

This prospectus must be accompanied or preceded by a current prospectus for each of the funds listed above.

                                TABLE OF CONTENTS




SUMMARY......................................................3
FEE TABLE...................................................10
   CONDENSED FINANCIAL INFORMATION..........................13
THE COMPANY AND THE FIXED ACCOUNT...........................13
   The Fixed Account........................................14
THE VARIABLE ACCOUNT AND THE PORTFOLIOS.....................17
   The Variable Account.....................................17
   The Portfolios...........................................17
   Availability of the Portfolios...........................19
PURCHASE OF A POLICY........................................20
   Initial Premium..........................................20
   "Section 1035" Exchanges.................................21
   Ten Day Right to Examine Policy..........................21
   Initial Premium Bonus Credit.............................21
   Electronic Data Transmission of Application Information..22
   Premium Allocation.......................................22
POLICY VALUES...............................................22
   Additional Premium.......................................22
   Persistency Bonus........................................23
   Policy Value.............................................23
   Subaccount Values........................................23
TRANSFERS...................................................24
   Transfer Privilege.......................................24
   Excessive Trading Limits.................................24
   Telephone and Fax Transfer Requests......................25
OWNER SERVICES..............................................25
   Intouch(R) Voice Response System.........................25
   Pre-Authorized Check Agreement Plan (PAC)................26
   Dollar Cost Averaging....................................26
   Automatic Portfolio Rebalancing..........................26
   Systematic Withdrawal Privilege..........................27
ACCESS TO YOUR MONEY........................................28
   Cash Surrender Value.....................................28
   Partial Withdrawals......................................28
   Restrictions Under the Texas Optional Retirement Program.29
   Automatic Termination....................................29
DEATH BENEFITS..............................................29
   Only one payment on death will be payable under this
       Policy.  Upon payment of the death benefit,
       the Policy will terminate............................29
   Notification of Death....................................29
   Payment on Death of Any Owner Before the Annuity Date....30
   Payments on Death of an Owner On or After the Annuity
       Date.................................................31
   Payments on the Death of Any Owner.......................31
FEES AND CHARGES............................................31
   Surrender Charge.........................................31
   Transfer Fee.............................................33
   Mortality and Expense Risk Charge........................33
   Daily Administration Fee.................................33
   Portfolio Fees and Charges...............................33
   Taxes....................................................34
ANNUITY PAYMENT OPTIONS.....................................34
   Annuity Date.............................................34
   Annuity Payout Options...................................34
   Description of Payment Options...........................35
   Determining the Amount of Your Annuity Payment...........35
YIELDS AND TOTAL RETURNS....................................36
   Yields...................................................36
   Total Returns............................................36
   Industry Comparison......................................37
   Tax Deferral Charts......................................37
FEDERAL TAX MATTERS.........................................37
   Introduction.............................................38
   The Company's Tax Status.................................38
   Tax Status of the Policy.................................38
   Taxation of Annuities....................................39
   Transfers, Assignments, or Exchanges of a Policy.........41
   Withholding..............................................41
   Multiple Policies........................................41
   Possible Tax Changes.....................................41
   Taxation of Qualified Plans..............................41
   Other Tax Consequences...................................44
DISTRIBUTION OF POLICIES....................................44
OTHER INFORMATION...........................................45
   Other Policy Provisions..................................45
   Periodic Reports.........................................46
   Postponement of Payment..................................46
   Interest on Proceeds.....................................47
   State Variations.........................................47
   Legal Proceedings........................................47
   Voting Rights............................................47
   Insurance Marketplace Standards Association..............47
FINANCIAL STATEMENTS........................................48
GLOSSARY....................................................48
Statement of Additional Information - Table of Contents.....50
APPENDIX A: EXAMPLE OF MARKET VALUE ADJUSTMENT..............51

------------------------------------------------------------------------------
                                     SUMMARY
------------------------------------------------------------------------------

This summary provides a brief description of some of the features and charges of the Varifund Plus Policy. More detailed information about the Policy appears later in this prospectus. PLEASE READ THE REMAINDER OF THIS PROSPECTUS CAREFULLY.

For your convenience, we have provided a Glossary of special terms at the back of this prospectus.

1.       WHAT IS THE VARIFUND PLUS VARIABLE ANNUITY?

Varifund Plus is a contract between you (the owner) and Canada Life, a life insurance company Like all deferred annuities, Varifund Plus has two phases: the accumulation phase and the payout phase. During the accumulation phase, you can save for retirement by investing in the investment options and pay no federal income taxes on any earnings until you take money out by full or partial withdrawals, or we make annuity payments to you, or we pay a death benefit.

During the payout phase, you can receive retirement income for life and/or for a pre-set number of years by selection one of the annuity payment plans. The amount of money you accumulate in your Policy during the accumulation phase and apply to an annuity plan will be used to determine the amount of your annuity payments during the payout phase.

2.       WHO SHOULD PURCHASE THE VARIFUND PLUS POLICY?

We have designed this Policy for people seeking long-term tax-deferred accumulation of assets, generally for retirement. This includes persons who have maximized their use of other retirement savings methods, such as 401(k) plans and individual retirement accounts. The tax-deferred feature is most attractive to people in high federal and state tax brackets. You should not buy this Policy if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you put in. If you are purchasing the Policy through a tax-favored arrangement, including traditional IRAs and Roth IRAs, you should consider carefully the costs and benefits of the Policy (including annuity income benefits) before purchasing the Policy, since the tax-favored arrangement itself provides tax-sheltered growth.

3.       HOW DO I PURCHASE VARIFUND PLUS? (See "Purchase of a Policy.")

You may purchase the Varifund Plus Policy with a minimum premium payment of $15,000 or more. We will not issue a Policy to you if you are older than 80 at the time we receive the application at the Administrative Office.

4.       WILL I RECEIVE A BONUS CREDIT? (See "Purchase of a Policy.")

We will credit a Bonus Credit to the initial premium you pay into this Policy if you are 80 years or younger at the time we receive your application at the Administrative Office. The Bonus Credit is 4% of your initial premium for an owner who is 0-65 years of age when we receive the application, 3% for an owner who is 66-70 years of age, and 2% for an owner who is 71-80 years of age. If the Policy is owned by joint owners, we will use the age of the older joint owner in determining the amount of the Bonus Credit.

We will credit the Bonus Credit on the Policy Date to the Subaccounts, the fixed Dollar Cost Averaging Account, and guaranteed interest accounts in the same proportion that you selected on your application.

5. CAN I PURCHASE THE POLICY BY EXCHANGING MY EXISTING ANNUITY? (See "Purchase of a Policy.")

You can generally exchange one annuity contract for another in a "tax-free exchange" under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. You should not exchange another annuity for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person selling you the Policy. (That person is likely to earn a commission if you buy this Policy through an exchange or otherwise.)

6.       WHAT IS THE RIGHT TO EXAMINE PRIVILEGE?  (See "Purchase of a Policy.")

After you receive the Policy, you have a limited period of time (usually 10 to 20 days) during which you may cancel your Policy and receive a refund. This period of time is referred to as the "right to examine" period and is established by state law. If you cancel your Policy during this period, your refund will depend on your state of residence and will not include any Bonus Credit.

To cancel your Policy and receive a refund, please return your Policy with your notice of cancellation during the right to examine period. We will pay the refund within 7 days after we receive the Policy and written request for cancellation at the Administrative Office. The Policy will be void once we issue your refund.

If the Policy is issued as an IRA and canceled within 7 days, we will return all premiums if the premiums are greater than the amount otherwise payable.

7. CAN I MAKE ADDITIONAL PREMIUM PAYMENTS? (See "Policy Values" and "Owner Services.")

You may make additional premium payments before the Annuity Date. Additional premium payments must be at least $1,000 or $100 per month if paid by the pre-authorized check agreement plan ("PAC"). You must obtain prior approval before your total premiums paid can exceed $1,000,000. Additional premiums will not receive a Bonus Credit.

8.       HOW CAN I RECEIVE A PERSISTENCY BONUS?  (See "Policy Values.")

If you remain in the Policy for 8 1/2 years, you will receive a Persistency Bonus. We will credit the Persistency Bonus on the sixth Policy Month after each Policy Anniversary ("Persistency Bonus Crediting Date"), beginning with the eighth Policy Anniversary and continuing thereafter each year on each Persistency Bonus Crediting Date until the Annuity Date. The Persistency Bonus will equal 0.25% of your Policy Value on the applicable Persistency Bonus Crediting Date.

9. WHAT ARE MY INVESTMENT OPTIONS UNDER VARIFUND PLUS? (See "The Variable Account and the Portfolios.")

Currently, you may invest your money during the accumulation period in any of the 28 Subaccounts. Each Subaccount invests in a single portfolio of a fund. The portfolios currently available under this Policy are:

----------------------------------------------------------------------------------------------------------------------------------
ALGER AMERICAN GROWTH PORTFOLIO                                            FIDELITY VIP II CONTRAFUND PORTFOLIO (INITIAL CLASS)
----------------------------------------------------------------------------------------------------------------------------------
ALGER AMERICAN LEVERAGED ALLCAP  PORTFOLIO                                 FIDELITY VIP II INDEX 500 PORTFOLIO (INITIAL CLASS)
----------------------------------------------------------------------------------------------------------------------------------
ALGER AMERICAN MIDCAP GROWTH PORTFOLIO                                     FIDELITY VIP II INVESTMENT GRADE BOND PORTFOLIO
                                                                           (INITIAL CLASS)
----------------------------------------------------------------------------------------------------------------------------------
ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO                              FIDELITY VIP III GROWTH OPPORTUNITIES PORTFOLIO
                                                                           (INITIAL CLASS)
----------------------------------------------------------------------------------------------------------------------------------
BERGER IPT-INTERNATIONAL FUND                                              GOLDMAN SACHS VIT CAPITAL GROWTH FUND
----------------------------------------------------------------------------------------------------------------------------------
BERGER IPT-SMALL COMPANY GROWTH FUND                                       GOLDMAN SACHS VIT CORESM U.S. EQUITY FUND
----------------------------------------------------------------------------------------------------------------------------------
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC. (INITIAL SHARES)        GOLDMAN SACHS VIT GLOBAL INCOME FUND
----------------------------------------------------------------------------------------------------------------------------------
DREYFUS VIF-APPRECIATION PORTFOLIO (INITIAL SHARES)                        GOLDMAN SACHS VIT GROWTH AND INCOME FUND
----------------------------------------------------------------------------------------------------------------------------------
DREYFUS VIF-GROWTH AND INCOME PORTFOLIO (INITIAL SHARES)                   MONTGOMERY VARIABLE SERIES: EMERGING MARKETS FUND
----------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP GROWTH PORTFOLIO (INITIAL CLASS)                              MONTGOMERY VARIABLE SERIES: GROWTH FUND
----------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP HIGH INCOME PORTFOLIO (INITIAL CLASS)                         SELIGMAN COMMUNICATIONS AND INFORMATION PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP MONEY MARKET PORTFOLIO (INITIAL CLASS)                        SELIGMAN FRONTIER PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP OVERSEAS PORTFOLIO (INITIAL CLASS)                            SELIGMAN GLOBAL TECHNOLOGY PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP II ASSET MANAGER PORTFOLIO (INITIAL CLASS)                    SELIGMAN SMALL-CAP VALUE PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------

Each portfolio holds its net assets separately from the assets of the other portfolios. Each portfolio has distinct investment objectives and policies that are described in the accompanying prospectuses for the funds.

The value of your investment in the Subaccounts will fluctuate daily based on the investment results of the portfolios in which you invest, and the fees and charges deducted. Depending on market conditions, you can make or lose money in any of the Subaccounts.

We reserve the right to offer different investment choices in the future.

You can also allocate your money to the guaranteed interest accounts and the fixed Dollar Cost Averaging Account in the fixed account

10.      HOW DOES THE FIXED ACCOUNT WORK? (See "The Company and the Fixed
         Account.")

You may elect to place all or part of your premium (plus any initial premium Bonus Credit and Persistency Bonus) in the sections of the fixed account we call the guaranteed interest accounts and the fixed Dollar Cost Averaging Account. You may also transfer money from the Subaccounts, the fixed Dollar Cost Averaging Account, and other guaranteed interest accounts into the guaranteed interest accounts.

Guaranteed Interest Accounts. Currently, you may place your money in a guaranteed interest account with a duration of one, three, five, seven, or ten years. The duration you select (also called the guaranteed interest period) will determine the interest rate we credit. We will credit your allocation with the guaranteed interest rate for the duration you select, so long as you do not surrender, withdraw, transfer or annuitize the amounts in the guaranteed interest account before the end of the guaranteed interest period.

If you keep the full amount in a guaranteed interest account until the end of the guaranteed interest period, we guarantee that the amount in the account will equal the amount you originally placed in the account increased by the interest rate, annually compounded, for that guaranteed interest period.

Market Value Adjustment. If you surrender, withdraw, transfer, or annuitize before the end of a guaranteed interest period, we will apply a Market Value Adjustment to the amount of that transaction that is being taken from the guaranteed interest account. A Market Value Adjustment will either increase or decrease the amount in the guaranteed interest account. A MARKET VALUE ADJUSTMENT NEVER RESULTS IN A REDUCTION IN INTEREST TO LESS THAN 3 PERCENT PER YEAR ON THE AMOUNT YOU ALLOCATED TO THE GUARANTEED INTEREST ACCOUNT. This adjustment does not apply to the one-year guaranteed interest period.

Dollar Cost Averaging Account. Subject to state availability, you may allocate some or all of your premium payments (plus any initial premium Bonus Credit and Persistency Bonus), and transfer your Policy Value from the Subaccounts and the guaranteed interest accounts, to the fixed Dollar Cost Averaging account ("DCA Account") for a period not to exceed 12 months. Each month we will automatically transfer a percentage of the amount in the DCA Account to the Subaccounts of your choice.

The fixed account, the Market Value Adjustment and certain guaranteed interest periods might not be available in all jurisdictions. The fixed account does not participate in the investment performance of the Subaccounts.

11. MAY I TRANSFER MY MONEY IN THE POLICY AMONG THE SUBACCOUNTS AND THE GUARANTEED INTEREST ACCOUNTS? (See "Transfers.")

Subject to some restrictions, you may transfer some or all of your assets in a Subaccount to another Subaccount, to a guaranteed interest account in the fixed account, and/or to the fixed Dollar Cost Averaging Account. You may transfer some or all of your assets in a guaranteed interest account to another guaranteed interest account or to a Subaccount(s), but such transfer will be subject to a Market Value Adjustment, unless taken at the end of the guaranteed interest period. We assess a $25 fee for each transfer after the 12th in a single Policy Year. Transfers effected through the Intouch(R) Voice Response System are free, regardless of the number of transfers made per Policy year.

12.      DO I HAVE ACCESS TO MY MONEY? (See "Access to Your Money.")

During the accumulation period, you may withdraw some or all of your Policy Value, minus applicable surrender charges and taxes due, and adjusted by any applicable Market Value Adjustment, by sending a written or fax request to the Administrative Office. The minimum amount you can withdraw is $500.

Full and partial withdrawals may be subject to a surrender charge, if the amount withdrawn exceeds the free withdrawal amount and the withdrawal occurs while surrender charges apply. If you take a withdrawal from the guaranteed interest accounts, other than the one-year guaranteed interest account, then the withdrawal will be subject to a Market Value Adjustment.

You may have to pay federal income taxes on amounts you withdraw, and a federal penalty tax may be assessed. See "Access to Your Money."

13.      WHAT CHARGES WILL I PAY? (See "Fees and Charges.")

Surrender Charge: We deduct a surrender charge if you withdraw all or part of your Policy Value while surrender charges are in effect, including on annuitization under the Policy. We calculate the surrender charge from the date you made the premium payment being withdrawn. The surrender charge will vary depending on the number of years since you paid the premium payment, as shown in this chart:

        -----------------------------------------------------------------
                  POLICY YEARS SINCE                  SURRENDER
                  ------------------                  ---------
                  PREMIUM WAS PAID                      CHARGE
                  ----------------                      ------
                  1............................            8%
                  2............................            8%
                  3............................            7%
                  4............................            7%
                  5............................            6%
                  6............................            5%
                  7............................            4%
                  8............................            3%
                  Greater than 8...............           None
        -----------------------------------------------------------------



We deduct any surrender charge from the amount being withdrawn.

We will not assess a surrender charge on the free withdrawal amount. The free withdrawal amount in any single Policy Year is equal to the greater of:

     - 100% of investment earnings in the Subaccounts during the previous Policy Year, plus 100% of interest earned in the fixed account during the previous Policy year; or

     - 10% of total premiums you paid into the Policy up to the date of the withdrawal request. (No more than 10% may be withdrawn in a single Policy year, even if you have not withdrawn the maximum amount in previous years.)

Withdrawals taken from the guaranteed interest accounts, other than the one-year guaranteed interest account, will be subject to a Market Value Adjustment.

We will not assess a surrender charge on amounts required to be withdrawn from a Qualified Policy, pursuant to the minimum required distribution rules under federal tax laws.

You may always withdraw 100% of premiums paid (including the Bonus Credit and Persistency Bonus that have been held in the Policy 9 years or more from the date the premium, Bonus Credit or Persistency Bonus was paid without incurring a surrender charge. We will make withdrawals from premiums paid on a "first in, first out" basis.

We will waive the surrender charge if you are terminally ill or confined on a long-term basis to a hospital or nursing home, as defined in your Policy.

Mortality and Expense Risk Charge: Before the Annuity Date, we deduct a mortality and expense risk charge each day from your value in the Subaccounts at an annual rate of 1.40%.

Daily Administration Fee: Before the Annuity Date, we deduct a daily administration fee from your value in the Subaccounts at the annual rate of 0.15%.

Transfer Fee: The first 12 transfers during each Policy Year are free. We currently assess a $25 transfer fee for the 13th and each additional transfer in a Policy Year. We will not assess a transfer fee when you use the Intouch(R) Voice Response System.

Premium Taxes: If your state requires us to pay taxes on premium payments we receive, we will deduct a charge from your premiums for premium taxes. The charge currently ranges from 0% to 3.5%. We deduct the charge either from your premiums when paid, from your Policy Value on surrender, partial withdrawal, or annuitization, or on any payment upon death of an owner or last surviving annuitant.

Portfolio Fees and Charges: Each portfolio deducts portfolio management fees and expense charges from the amounts you have invested in the portfolios. Some portfolios also deduct 12b-1 fees from portfolio assets. These fees and charges will reduce the value of your investment in the Subaccounts. For 2000, these charges ranged from 0.28% to 1.81% annually. See the "Fee Table" and fund prospectuses for more information.

Compensation: For information concerning compensation paid for the sale of Policies, see "Distribution of Policies."

14.      WHAT ANNUITY PLANS DOES VARIFUND PLUS OFFER? (See "Annuity Payment
         Options.")

Beginning on the Annuity Date, the annuitant may receive fixed annuity payments on a monthly, quarterly or annual basis. We will make payments during the annuitant's lifetime or for 10 years, whichever is longer, unless you have elected another payment option. We will calculate your annuity payments based upon your Cash Surrender Value on the Annuity Date (plus a 1% Annuitization Bonus if you have owned the Policy for one year). The Annuitization Bonus is equal to 1% of the Cash Surrender Value on the Annuity Date.

15.      WHAT IS THE DEATH BENEFIT?  (See "Death Benefits.")

If the last surviving annuitant dies before the Annuity Date, we will pay a Death Benefit to the beneficiary named by the owner.

         If we receive due proof of death during the first five Policy Years, the Death Benefit is the greater of:

         1. Premiums paid, less any partial withdrawals, surrender charges, and premium taxes due, and adjusted for any Market Value Adjustment; or

         2. Policy Value on the date we receive due proof of death and the beneficiary's payment instructions.

         If we receive due proof of death after the first five Policy Years, the Death Benefit is the greatest of:

         1.       item "1" above;

         2.       item "2" above; or

         3. the Policy Value at the end of the most recent 5-Policy-Year-Period occurring before the date we receive due proof of death and the beneficiary's payment instructions. This value will be reduced by any partial withdrawals, surrender charges and taxes due, increased by any premiums paid and Persistency Bonuses credited, and adjusted for any Market Value Adjustment, since the end of the most recent 5-Policy-Year-Period. The 5-Policy-Year-Periods are measured from the Policy Date (i.e., 5, 10, 15, 20, etc.).

If, on the Policy Date, any annuitant has reached age 81, the Death Benefit is the greater of items "1" or "2" above.

If any owner who is not the last surviving annuitant dies before the Annuity Date, we will pay the beneficiary the Policy Value as of the date we receive due proof of the owner's death and the beneficiary's payment instructions

Take care when naming owners, annuitants, and beneficiaries as it will affect the values that are paid on death.

16. HOW WILL MY INVESTMENT IN THE VARIFUND PLUS BE TAXED? (See "Federal Tax Matters.")

The Policy's earnings generally are not taxed until you take them out. For federal tax purposes, if you take money out during the accumulation period, earnings come out first and are taxed as ordinary income. If you are younger than 59 1/2 when you take money out, you also may be charged a 10% federal penalty tax on the earnings.

The Bonus Credit, Persistency Bonus and Annuitization Bonus are not part of your original investment in the Policy. Therefore any amount of any credit or bonus is taxed in the same manner as earnings on the Policy and generally taxed when you take money out of the Policy.

Because the annuity payments you receive during the income phase are considered partly a return of your original investment , a portion of each annuity payment is not taxable as income until the "investment in the contract" has been fully recovered. Different tax consequences may apply for a Policy used in connection with a qualified retirement plan.

Death benefits are taxable and generally are included in the income of the recipient as follows:

         - if received under a payment option, death benefits are taxed in the same manner as annuity payouts;

         - if not received under a payment option (for instance, if paid out in a lump sum), death benefits are taxed in the same manner as a partial or complete surrender.

17.      WHAT ADDITIONAL FEATURES ARE AVAILABLE UNDER THE POLICY?

This Policy has additional features that may interest you. They include the following:

         - PRE-AUTHORIZED CHECK AGREEMENT PLAN: You may choose to have monthly premiums automatically collected from your checking or savings account.

         - ELECTRONIC DATA TRANSMISSION OF APPLICATION INFORMATION: In certain states, we may accept electronic data transmission of application information accompanied by a wire transfer of the initial premium.

         - INTOUCH(R) VOICE RESPONSE SYSTEM: This interactive voice response system accessible through your touch tone telephone permits you to obtain current Subaccount balances, current Policy Values, current accumulation unit values, and current guaranteed interest period interest rates; change your Subaccount allocation; and effect transfers between Subaccounts or to the guaranteed interest accounts.

         - DOLLAR COST AVERAGING: You may arrange to have a certain amount of money automatically transferred on a periodic basis from any Subaccount or one-year guaranteed interest account to any other Subaccount. Dollar cost averaging does not guarantee a profit and does not protect against a loss if market prices decline.

         - AUTOMATIC PORTFOLIO REBALANCING: Upon your request, we will automatically transfer amounts among Subaccounts on a regular basis to maintain a desired allocation of the Policy Value among the Subaccounts.

         - SYSTEMATIC WITHDRAWAL: You may elect to withdraw a fixed amount from the Subaccounts and the guaranteed interest accounts on a monthly, quarterly, semi-annual or annual basis, beginning thirty days after the Policy Date. Surrender charges and a Market Value Adjustment may apply.

         - TELEPHONE OR FAX TRANSACTIONS: You may make transfers, partial surrenders and/or change the allocation of additional premium payments by telephone or fax.

         - PERSISTENCY BONUS: Once you have remained in the Policy for 8 1/2 years, you become eligible for a Persistency Bonus during that year and each subsequent Policy Year equal to 0.25% of your Policy Value.

         - ANNUITIZATION BONUS: On the Annuity Date, we will credit an Annuitization Bonus to the amount you annuitize that is equal to 1% of your Cash Surrender Value

18.      DOES CANADA LIFE OFFER OTHER POLICIES?

We offer other variable annuity policies that may invest in the same portfolios of the funds. These policies may have different charges that could affect the value of the Subaccounts and may offer different benefits more suitable for your needs. For more information about these policies, please contact us at the Administrative Office.

19.      WHOM CAN I CONTACT FOR MORE INFORMATION?

We will be happy to answer your questions about the Policy or our procedures. Call or write to us at :

                  Administrative Office

         6201 Powers Ferry Road, N.W.
         Atlanta, GA 30339

         Phone:    1-800-905-1959
         Fax:      1-888-670-4836

         Monday - Friday, 9:00a.m. - 5:00 p.m. Eastern Time

Please include your Policy number and the names of the owner and the annuitant. If you have questions concerning your investment strategies, please contact your registered representative.

------------------------------------------------------------------------------
                                    FEE TABLE
------------------------------------------------------------------------------

This table is intended to assist you in understanding the various costs and expenses that you will bear directly or indirectly by investing in the Policy. It reflects expenses of the Subaccounts as well as the underlying portfolios. Expenses for the portfolios are not fixed and may be higher or lower in future years than those stated below.

       OWNER TRANSACTION EXPENSES 1/
                                  -

-        Sales charge deducted from premium payments................................................            None

-        Maximum surrender charge (as a percentage of amount surrendered) 2/, ......................           8.00%
                                                                          -

-        Transfer fee
              First 12 transfers each Policy Year...................................................          No fee
              Each transfer thereafter..............................................................$25 per transfer
              Transfer fee when using the Intouch(R) Voice Response System                                    No fee

       ANNUAL ADMINISTRATION CHARGE                                                                             None


       VARIABLE ACCOUNT ANNUAL EXPENSES
       (as a percentage of average daily net assets in each Subaccount)

-        Mortality and expense risk charges                                                                     1.40%
-        Annual rate of daily administration fee*                                                               0.15%
                                                                                                                ----
                     TOTAL Variable Account annual expenses.................................................    1.55%

1/       The following information regarding expenses assumes that the entire
Policy Value is in the Variable Account.

2/       The surrender charge decreases based on the number of years since each premium payment was made, from 8% in the first two years, to 0% in the ninth year after the premium payment was made. See "Fees and Charges." The charge is waived in some circumstances. A surrender charge is not assessed against the free withdrawal amount.

PORTFOLIO ANNUAL EXPENSES FOR THE YEAR ENDED DECEMBER 31, 2000

(after Expense Reimbursement, as indicated, and as a percentage of average net assets)

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  OTHER EXPENSES       TOTAL
                                                                    MANAGEMENT                    (AFTER EXPENSE       ANNUAL
                           PORTFOLIO                                   FEES          12b-1FEES     REIMBURSEMENT)     EXPENSES
----------------------------------------------------------------------------------------------------------------------------------
Alger American Growth                                                  0.75%           0.00%           0.04%            0.79%
Alger American Leveraged AllCap                                        0.85%           0.00%           0.05%            0.90%
Alger American MidCap Growth                                           0.80%           0.00%           0.04%            0.84%
Alger American Small Capitalization                                    0.85%           0.00%           0.05%            0.90%
Berger IPT-International(1)                                            0.90%           0.00%           0.30%            1.20%
Berger IPT-Small Company Growth(1)                                     0.85%           0.00%           0.30%            1.15%
Dreyfus VIF-Appreciation Portfolio(2) (Initial shares)                 0.75%           0.00%           0.03%            0.78%
Dreyfus VIF-Growth and Income Portfolio2 (Initial shares)              0.75%           0.00%           0.03%            0.78%
The Dreyfus Socially Responsible Growth Fund, Inc.(2)
(Initial shares)                                                       0.75%           0.00%           0.03%            0.78%
Fidelity VIP Growth(3) (Initial Class)                                 0.57%           0.00%           0.08%            0.65%
Fidelity VIP High Income (Initial Class)                               0.58%           0.00%           0.10%            0.68%
Fidelity VIP Money Market(4)(Initial Class)                            0.27%           0.00%           0.08%            0.35%
Fidelity VIP Overseas(3)(Initial Class)                                0.72%           0.00%           0.17%            0.89%
Fidelity VIP II Asset Manager (Initial Class)                          0.53%           0.00%           0.08%            0.61%
Fidelity VIP II Contrafund(R)(3) (Initial Class)                       0.57%           0.00%           0.09%            0.66%
Fidelity VIP II Index 500(5) (Initial Class)                           0.24%           0.00%           0.04%            0.28%

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  OTHER EXPENSES       TOTAL
                                                                    MANAGEMENT                    (AFTER EXPENSE       ANNUAL
                           PORTFOLIO                                   FEES          12b-1FEES     REIMBURSEMENT)     EXPENSES
----------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP II Investment Grade Bond (Initial Class)                  0.43%           0.00%           0.11%            0.54%
Fidelity VIP III Growth Opportunities (Initial Class)                  0.58%           0.00%           0.10%            0.68%
Goldman Sachs VIT Capital Growth(6)                                    0.75%           0.00%           0.25%            1.00%
Goldman Sachs VIT CORE(SM) U.S. Equity(6)                              0.70%           0.00%           0.20%            0.90%
Goldman Sachs VIT Global Income(6)                                     0.90%           0.00%           0.25%            1.15%
Goldman Sachs VIT Growth and Income(6)                                 0.75%           0.00%           0.25%            1.00%
Montgomery Variable Series: Emerging Markets                           1.25%           0.00%           0.56%            1.81%
Montgomery Variable Series: Growth(7)                                  0.82%           0.00%           0.44%            1.26%
Seligman Communications and Information (Class 1)                      0.75%           0.00%           0.12%            0.87%
Seligman Frontier (Class 1)(8)                                         0.75%           0.00%           0.20%            0.95%
Seligman Global Technology (Class 2)(10)                               1.00%           0.15%           0.40%            1.55%
Seligman Small-Cap Value (Class 2)(9),(10)                             1.00%           0.19%           0.20%            1.39%

(1) The Managers of the Berger IPT-International Fund and Berger IPT-Small Company Growth Fund have agreed to waive their management fees and reimburse the funds for additional expenses to the extent that the funds' total annual expenses exceed 1.20% and 1.15%, respectively. Absent this waiver, the Management Fees, Other Expenses, and Total Annual Expenses would have been 0.90%, 1.55% and 2.45% for the Berger IPT-International Fund and 0.85%, 0.64% and 1.49% for the Berger IPT-Small Company Growth Fund. This waiver may not be terminated or amended except by a vote of each of the fund's Board of Trustees.

(2) Dreyfus VIF-Appreciation Portfolio, Dreyfus VIF-Growth and Income Portfolio, and The Dreyfus Socially Responsible Growth Fund, Inc. are Initial Share Class. Actual expenses in future years may be higher or lower than presented.

(3) Actual Total Annual Expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. See accompanying fund prospectus for details.

(4) The Total Annual Expenses provided are based on historical expenses, adjusted to reflect the current management fee structure.

(5) The fund's manager has voluntarily agreed to reimburse the class's expenses if they exceed a certain level. Without this reimbursement, the Total Annual Expenses were 0.33%. The fund's manager may discontinue this arrangement at any time.

(6) Goldman Sachs Asset Management has voluntarily agreed to reduce or limit certain other expenses (excluding management fees, taxes, interest, brokerage fees, litigation and other extraordinary expenses) to the extent such expenses exceed the percentage stated in the above table (as calculated per annum) of each fund's respective average daily net assets. Without such limitation or reduction, the "Other Expenses" and Total Annual Expenses for the Goldman Sachs VIT Capital Growth, CORESM US Equity, Global Income, and Growth and Income funds would be 1.09% and 1.84%, 0.17% and 0.87%, 2.05% and 2.95%, and 0.47% and 1.22%
         respectively. CORESM is a service mark of Goldman, Sachs & Co.

(7) The manager of the Montgomery Variable Series: Growth Fund voluntarily reimbursed the Growth Fund for a portion of its management fee. The Management Fee, Other Expenses, and Total Annual Expenses, absent voluntary reimbursements for the Growth Fund, were 1.83%, 0.58% and 2.41%, respectively.

(8) J. & W. Seligman & Co. Incorporated voluntarily agreed to reimburse expenses of the Seligman Frontier Portfolio, other than the management fee, which exceed 0.20%. Without reimbursement, Other Expenses and Total Annual Expenses would have been 0.43% and 1.18% respectively.

(9) J. & W. Seligman & Co. Incorporated voluntarily agreed to reimburse expenses of the Seligman Small-Cap Value Portfolio, other than management and 12b-1 fees, which exceed 0.20%. Without reimbursement, Other Expenses and Total Annual Expenses would have been 0.45% and 1.45% respectively.

(10) The Seligman Global Technology Portfolio Management Fee annual rate of 1.00% applies to the Portfolio's first $2 billion in average daily net assets. The rate declines to 0.95% of the Portfolio's average daily net assets on the next $2 billion in net assets, and to 0.90% of the Portfolio's average daily net assets in excess of $4 billion. The Seligman Small-Cap Value Portfolio Management Fee annual rate of 1.00% applies to the Portfolio's first $500 million in average daily net assets. The rate declines to 0.90% of the Portfolio's average daily net assets on the next $500 million in net assets, and to 0.80% of the Portfolio's average daily net assets in excess of $1 billion.

         THERE IS NO ASSURANCE THAT THESE WAIVERS OR REIMBURSEMENTS WILL CONTINUE IN THE FUTURE. IF ANY WAIVERS OR REIMBURSEMENTS ARE DISCONTINUED OR CHANGED, WE WILL PROVIDE YOU WITH AN UPDATE TO THE PROSPECTUS.

The data with respect to the funds' annual expenses have been provided to us by the funds and we have not independently verified such data.

In addition to the expenses listed above, premium taxes may apply, and a Market Value Adjustment may apply to amounts held in the guaranteed interest accounts.

EXAMPLES

The following examples show what your costs would be under this Policy using certain assumptions. The examples are based on the fees and charges for the Policy and the portfolio as stated in the Fee Table above. These examples assume that any applicable portfolio fee waivers and reimbursements will continue for the length of time shown in the examples. We cannot guarantee that they will continue. NEITHER THE INITIAL PREMIUM BONUS CREDIT NOR THE PERSISTENCY BONUS IS REFLECTED IN THE EXAMPLES.

An Owner would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets, assuming the entire $1,000 is invested in the Subaccount listed.

The expense examples reflect Subaccount Annual Expenses of 1.55% and the maximum surrender charge:

1. If the Policy is surrendered or annuitized at the end of the applicable time period:

-----------------------------------------------------------------------------------------------------------------------
                             SUB-ACCOUNT                                 1 YEAR     3 YEARS     5 YEARS     10 YEARS
                             -----------                                 ------     -------     -------     --------
-----------------------------------------------------------------------------------------------------------------------
Alger American Growth................................................         96          136         179          268
-----------------------------------------------------------------------------------------------------------------------
Alger American Leveraged AllCap......................................         97          139         185          279
-----------------------------------------------------------------------------------------------------------------------
Alger American MidCap Growth.........................................         96          138         182          273
-----------------------------------------------------------------------------------------------------------------------
Alger American Small Capitalization..................................         97          139         185          279
-----------------------------------------------------------------------------------------------------------------------
Berger IPT - International...........................................        100          148         199          308
-----------------------------------------------------------------------------------------------------------------------
Berger IPT-Small Company Growth......................................         99          147         197          303
-----------------------------------------------------------------------------------------------------------------------
Dreyfus-VIF Appreciation.............................................         96          136         179          267
-----------------------------------------------------------------------------------------------------------------------
Dreyfus-VIF Growth and Income........................................         96          136         179          267
-----------------------------------------------------------------------------------------------------------------------
Dreyfus Socially Responsible.........................................         96          136         179          267
-----------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth..................................................         94          132         172          253
-----------------------------------------------------------------------------------------------------------------------
Fidelity VIP High Income.............................................         95          133         173          256
-----------------------------------------------------------------------------------------------------------------------
Fidelity VIP Money Market............................................         91          123         157          222
-----------------------------------------------------------------------------------------------------------------------
Fidelity VIP Overseas................................................         97          139         184          278
-----------------------------------------------------------------------------------------------------------------------
Fidelity VIP II Asset Manager........................................         94          131         170          249
-----------------------------------------------------------------------------------------------------------------------
Fidelity VIP II Contrafund(R)........................................         94          132         172          254
-----------------------------------------------------------------------------------------------------------------------
Fidelity VIP II Index 500............................................         91          122         156          220
-----------------------------------------------------------------------------------------------------------------------
Fidelity VIP II Investment Grade Bond................................         93          128         166          242
-----------------------------------------------------------------------------------------------------------------------
Fidelity VIP III Growth Opportunities................................         95          133         173          256
-----------------------------------------------------------------------------------------------------------------------
Goldman Sachs CORE(SM) U.S. Equity...................................         97          139         185          279
-----------------------------------------------------------------------------------------------------------------------
Goldman Sachs VIT Capital Growth.....................................         98          142         190          289
-----------------------------------------------------------------------------------------------------------------------
Goldman Sachs VIT Global Income......................................         99          147         197          303
-----------------------------------------------------------------------------------------------------------------------
Goldman Sachs VIT Growth and Income..................................         98          142         190          289
-----------------------------------------------------------------------------------------------------------------------
Montgomery Variable Series: Emerging Markets.........................        106          166         229          365
-----------------------------------------------------------------------------------------------------------------------
Montgomery Variable Series: Growth...................................        100          150         202          314
-----------------------------------------------------------------------------------------------------------------------
Seligman Communications and Information..............................         97          138         183          276
-----------------------------------------------------------------------------------------------------------------------
Seligman Frontier....................................................         97          141         187          284
-----------------------------------------------------------------------------------------------------------------------
Seligman Global Technology...........................................        103          159         217          341
-----------------------------------------------------------------------------------------------------------------------
Seligman Small Cap Value.............................................        102          154         209          326
-----------------------------------------------------------------------------------------------------------------------



2. If the Policy is not surrendered at the end of the applicable time period:

-----------------------------------------------------------------------------------------------------------------------
                             SUB-ACCOUNT                                 1 YEAR     3 YEARS     5 YEARS     10 YEARS
                             -----------                                 ------     -------     -------     --------
-----------------------------------------------------------------------------------------------------------------------
Alger American Growth................................................         24           73         125          268
-----------------------------------------------------------------------------------------------------------------------
Alger American Leveraged AllCap......................................         25           76         131          279
-----------------------------------------------------------------------------------------------------------------------
Alger American MidCap Growth.........................................         24           75         128          273
-----------------------------------------------------------------------------------------------------------------------
Alger American Small Capitalization..................................         25           76         131          279
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                             SUB-ACCOUNT                                 1 YEAR     3 YEARS     5 YEARS     10 YEARS
                             -----------                                 ------     -------     -------     --------
-----------------------------------------------------------------------------------------------------------------------
Berger IPT - International...........................................         28           85         145          308
-----------------------------------------------------------------------------------------------------------------------
Berger IPT-Small Company Growth......................................         27           84         143          303
-----------------------------------------------------------------------------------------------------------------------
Dreyfus-VIF Appreciation.............................................         24           73         125          267
-----------------------------------------------------------------------------------------------------------------------
Dreyfus-VIF Growth and Income........................................         24           73         125          267
-----------------------------------------------------------------------------------------------------------------------
Dreyfus Socially Responsible.........................................         24           73         125          267
-----------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth..................................................         22           69         118          253
-----------------------------------------------------------------------------------------------------------------------
Fidelity VIP High Income.............................................         23           70         119          256
-----------------------------------------------------------------------------------------------------------------------
Fidelity VIP Money Market............................................         19           60         103          222
-----------------------------------------------------------------------------------------------------------------------
Fidelity VIP Overseas................................................         25           76         130          278
-----------------------------------------------------------------------------------------------------------------------
Fidelity VIP II Asset Manager........................................         22           68         116          249
-----------------------------------------------------------------------------------------------------------------------
Fidelity VIP II Contrafund(R)........................................         22           69         118          254
-----------------------------------------------------------------------------------------------------------------------
Fidelity VIP II Index 500............................................         19           59         102          220
-----------------------------------------------------------------------------------------------------------------------
Fidelity VIP II Investment Grade Bond................................         21           65         112          242
-----------------------------------------------------------------------------------------------------------------------
Fidelity VIP III Growth Opportunities................................         23           70         119          256
-----------------------------------------------------------------------------------------------------------------------
Goldman Sachs CORE(SM) U.S. Equity...................................         25           76         131          279
-----------------------------------------------------------------------------------------------------------------------
Goldman Sachs VIT Capital Growth.....................................         26           79         136          289
-----------------------------------------------------------------------------------------------------------------------
Goldman Sachs VIT Global Income......................................         27           84         143          303
-----------------------------------------------------------------------------------------------------------------------
Goldman Sachs VIT Growth and Income..................................         26           79         136          289
-----------------------------------------------------------------------------------------------------------------------
Montgomery Variable Series: Emerging Markets.........................         34          103         175          365
-----------------------------------------------------------------------------------------------------------------------
Montgomery Variable Series: Growth...................................         28           87         148          314
-----------------------------------------------------------------------------------------------------------------------
Seligman Communications and Information..............................         25           75         129          276
-----------------------------------------------------------------------------------------------------------------------
Seligman Frontier....................................................         25           78         133          284
-----------------------------------------------------------------------------------------------------------------------
Seligman Global Technology...........................................         31           96         163          341
-----------------------------------------------------------------------------------------------------------------------
Seligman Small Cap Value.............................................         30           91         155          326
-----------------------------------------------------------------------------------------------------------------------



These examples assume that no transfer charges, premium taxes, or Market Value Adjustment have been assessed. PLEASE REMEMBER THAT THESE EXAMPLES ARE SIMPLY ILLUSTRATIONS AND DO NOT REPRESENT PAST OR FUTURE EXPENSES. Your actual expenses may be higher or lower than those shown in the examples. Similarly your rate of return may be more or less than the 5% assumed in the examples.

CONDENSED FINANCIAL INFORMATION

The value of an accumulation unit is determined on the basis of changes in the per share value of the underlying portfolios and the assessment of Variable Account charges. Because the Subaccounts in which this Policy invests have not commenced operation as of the date of this prospectus, no condensed financial information is included in this prospectus.

-------------------------------------------------------------------------------
                        THE COMPANY AND THE FIXED ACCOUNT
-------------------------------------------------------------------------------

We are a stock life insurance company incorporated under Michigan law on April 12, 1988. Our Administrative Office is located at 6201 Powers Ferry Road, NW, Atlanta, Georgia 30339. We are principally engaged in issuing and reinsuring annuity policies. As of December 31, 2000, our assets approximated $2.8 billion (US dollars).

We are a wholly owned subsidiary of The Canada Life Assurance Company, a Canadian life insurance company headquartered in Toronto, Ontario, Canada. The Canada Life Assurance Company commenced insurance operations in 1847 and has been actively operating in the United States since 1889. As of December 31, 2000, the consolidated assets of The Canada Life Assurance Company approximated $36.7 billion (US dollars).

We share our A.M. Best rating with our parent company, and from time to time we will quote this rating and our ratings from Standard & Poor's Corporation and/or Moody's Investors Service for claims paying ability. These ratings relate to our financial ability to meet our contractual obligations under our insurance policies. Obligations under the Policies are obligations of Canada Life Insurance Company of America.

THE FIXED ACCOUNT

The fixed account is part of our general account. We assume the risk of investment gain or loss on this amount. All assets in the general account are subject to our general liabilities from business operations. The fixed account does not participate in the investment performance of the Subaccounts.

The fixed account is not registered with the SEC under the Securities Act of 1933 (the 1933 Act). Neither the fixed account nor the general account has been registered as an investment company under the Investment Company Act of 1940. So, neither the fixed account nor the general account is generally subject to regulation under either Act. However, certain disclosures may be subject to generally applicable provisions of the federal securities laws regarding the accuracy of statements made in a registration statement.

The fixed account offers a guarantee of principal, after deductions for fees and expenses. We also guarantee that you will earn interest at a rate of at least 3% per year on amounts in the fixed account. We do not rely on predetermined formulas to set fixed account interest rates.

The fixed account may not be available in all states.

Fixed Account Value

The fixed account value is equal to:

         - any premium payments, plus any portion of the initial premium Bonus Credit, plus any portion of any Persistency Bonus that are allocated to the fixed account; PLUS

         -        any amounts transferred into the fixed account; PLUS

         - any guaranteed interest credited on amounts held in the fixed account; MINUS

         - any charges imposed on amounts in the fixed account in accordance with the terms of the Policy; ADJUSTED BY

         -        any Market Value Adjustment.

Guaranteed Interest Accounts

You may allocate some or all of your premium payments (including any initial premium Bonus Credit) to, and make transfers from the Subaccounts and maturing guaranteed interest account into, the guaranteed interest accounts of the fixed account. Amounts in the guaranteed interest accounts will earn interest at a guaranteed interest rate that is an annual effective rate of interest.

Currently, you may select a guaranteed interest account with a duration of 1, 3, 5, 7 or 10 years, although we may not offer all these durations in the future. We will always offer a 1-year duration. The duration you select (also called the guaranteed interest period) will determine the interest rate we credit. We will credit your allocation with the guaranteed interest rate for the duration you select, so long as you do not surrender, withdraw, transfer or annuitize amounts in the guaranteed interest account before the end of the guaranteed interest period.

If you keep the full amount in a guaranteed interest account until the end of the guaranteed interest period, the value of the amount will equal the amount you originally placed in the guaranteed interest account increased by the interest rate, annually compounded, for that guaranteed interest period. If you surrender, withdraw, transfer or annuitize amounts in the guaranteed interest account before the end of the guaranteed interest period, we will apply a Market Value Adjustment to the amount of the transaction being taken from the guaranteed interest account.

The fixed account, the Market Value Adjustment and certain guaranteed interest periods might not be available in all jurisdictions. The fixed account does not participate in the investment performance of the Subaccounts

Guaranteed Interest Periods

A guaranteed interest period is a specific interval of time over which the amount in the guaranteed interest account will be credit with interest at a guaranteed rate. The guaranteed interest period begins on the date the premium is allocated to, or Policy Value is transferred to, the guaranteed interest account with a specific duration. The guaranteed interest period ends on the last calendar day of the month when the number of years in the period (measured from the end of the month when the allocation was made) has elapsed.

Once you have allocated or transferred an amount to a guaranteed interest account with a specified guaranteed interest period and interest rate, the interest rate will not change. Different allocations you make to the guaranteed interest account may be credited with different interest rates, depending on the timing of your allocation.

Expiration and Automatic Renewal of Interest Rates in the Guaranteed Interest Accounts


During the 30-day period following the end of a guaranteed interest period, you may transfer the amount in the guaranteed interest account to the Subaccounts or to a different guaranteed interest account. A Market Value Adjustment will not apply if you surrender, withdraw, transfer or annuitize the amounts in the guaranteed interest account during that 30-day window. During the 30-day window at the end of a guaranteed interest period, we will credit interest at an annual effective rate of 3% to the amounts in the guaranteed interest account. If you place the amount in another guaranteed interest account, we will credit the interest rate for that account during the 30-day period. We will notify you of the available guaranteed interest periods and rates before the end of any guaranteed interest period.

If we do not receive written notice from you during the 30-day window, we will automatically begin another guaranteed interest period of the same duration as the previous guaranteed interest period.

If the same duration is not available, or if renewal of the same duration would continue the Policy beyond the Annuity Date, we will automatically begin a one-year guaranteed interest period on the first day after the end of the 30-day window. Your Policy Value in the guaranteed interest account will earn interest at the guaranteed rate that we have declared for that duration.

Market Value Adjustment

If you surrender, withdraw, transfer, or annuitize before the end of a guaranteed interest period, we will apply a Market Value Adjustment to the amount of that transaction that is taken from the guaranteed interest account. A Market Value Adjustment will either increase or decrease the amount in the guaranteed interest account. A MARKET VALUE ADJUSTMENT NEVER RESULTS IN A REDUCTION IN INTEREST TO LESS THAN 3 PERCENT PER YEAR ON THE AMOUNT THAT YOU ALLOCATED TO THE GUARANTEED INTEREST ACCOUNT. This adjustment does not apply to the one-year guaranteed interest period. The Market Value Adjustment resets at the start of each guaranteed interest period.

A Market Value Adjustment compares:

         (i) the guaranteed interest rate that applied to the guaranteed interest period being surrendered, withdrawn, transferred, or annuitized; with

         (ii) the current guaranteed interest rate that we are crediting to a guaranteed interest period of the same duration.

If an equal guaranteed interest period is not offered, we will use the weighted average of the guaranteed interest rates for the guaranteed interest periods closest in duration that are offered. Any surrender, withdrawal, transfer or annuitization of the amounts in a guarantee interest account is subject to a Market Value Adjustment, unless:

         - the date of the surrender, withdrawal, transfer, or annuitization is within 30 days after the end of a guaranteed interest period;

         - the surrender, withdrawal, transfer or annuitization is from the one-year guaranteed interest period; or

         - the surrender, withdrawal or transfer is to provide death benefits, nursing home benefits, or terminal illness benefits.

The Market Value Adjustment will be applied after deducting any transfer fees, but before deducting any surrender charges or taxes due. See Appendix A for an example.

On the date the Market Value Adjustment is to be applied, one of the following will happen:

         - If the guaranteed interest rate we are crediting to your guaranteed interest account, less 0.50%, is less than the guaranteed interest rate that we are currently crediting to a new guaranteed interest period of the same duration, then the Market Value Adjustment will be NEGATIVE and will result in a payment of an amount that is less than the amount being surrendered, withdrawn, transferred, or annuitized.

       Example: The rate we are crediting to your 3-year guaranteed interest account is 6.0%. In year 2, you wish to take a withdrawal. At that time, the rate we are crediting to a new 3-year guaranteed interest period is 6.5%. Because 6.0% - 0.50% (5.5%) is less than current rate of 6.5%, the Market Value Adjustment will be negative.

       - If the guaranteed interest rate we are crediting to your guaranteed interest account is greater than 0.50% plus the guaranteed interest rate that we are currently crediting to a new guaranteed interest period of the same duration, then the Market Value Adjustment will be POSITIVE and will result in the payment of an amount greater than the guarantee amount (or portion thereof) being surrendered, withdrawn, transferred, or annuitized.

       Example: The rate we are crediting to your 3-year guaranteed interest account is 6.0%. In year 2, you wish to take a withdrawal. At that time, the rate we are crediting to a new 3-year guaranteed interest period is 5.0%. Because 6.0% is greater than 5.0% + 0.5% (5.5%), the Market Value Adjustment will be positive.

We compute the Market Value Adjustment by multiplying the amount being surrendered, withdrawn, or transferred by the Market Value Adjustment Factor. The Market Value Adjustment Factor is calculated as follows:

                                                                               (n/12)
         Market Value Adjustment Factor = Lesser of           (a)       (1 + i)         -1
                                                                     ----------------------
                                                                     (1 +r + .005)(n/12)

                                                 OR           (b)           .05

         where:

         "i" is the guaranteed interest rate we have been crediting to the amount you are surrendering, withdrawing, transferring or annuitizing;

         "r" is the guaranteed interest rate that we are currently crediting to a new guaranteed interest period of the same duration as the guaranteed interest account in (i); and

         "n" is the number of months remaining until the expiration of the guaranteed interest period for the amount you are surrendering, withdrawing, transferring or annuitizing.

There is no definitive guidance on the proper tax treatment of Market Value Adjustments, and you may want to discuss the potential tax consequences of a Market Value Adjustment with your tax adviser.

Fixed Account Dollar Cost Averaging Account

Subject to state availability, you may allocate some or all of your premium (plus any Bonus Credit and Persistency Bonus), and transfer your Policy Value from the Subaccounts and guaranteed interest accounts, to the fixed Dollar Cost Averaging account ("DCA Account") for a period not to exceed 12 months. Each month we will automatically transfer a percentage of the amount in the DCA Account to the Subaccounts of your choice. The DCA Account is used solely in connection with the "dollar cost averaging" program (see "Dollar Cost Averaging Program").

-------------------------------------------------------------------------------
                     THE VARIABLE ACCOUNT AND THE PORTFOLIOS
-------------------------------------------------------------------------------

THE VARIABLE ACCOUNT

We established the Canada Life of America Variable Annuity Account 1 (the Variable Account) as a separate investment account on July 22, 1988, under Michigan law. Although we own the assets in the Variable Account, these assets are held separately from our other assets and are not part of our general account. The income, gains or losses, whether or not realized, from the assets of the Variable Account are credited to or charged against the Variable Account in accordance with the policies without regard to our other income, gains or losses. The portion of the assets of the Variable Account equal to the reserves and other contract liabilities of the Variable Account will not be charged with liabilities that arise from any other business that we conduct. We have the right to transfer to our general account any assets of the Variable Account that are in excess of such reserves and other liabilities.

The Variable Account is registered with the Securities and Exchange Commission (the SEC) as a unit investment trust under the Investment Company Act of 1940 (the 1940 Act) and meets the definition of a "separate account" under the federal securities laws. However, the SEC does not supervise the management, investment policies or practices of the Variable Account.

The Variable Account currently is divided Subaccounts, each of which invests its assets in shares of the corresponding portfolio of the funds described below.

THE PORTFOLIOS

Shares of a portfolio can be purchased and redeemed for a corresponding Subaccount at their net asset value. Any amounts of income, dividends and gains distributed from the shares of a portfolio are reinvested in additional shares of that portfolio at their net asset value. The funds' prospectuses define the net asset value of portfolio shares.

The funds are management investment companies with one or more investment portfolios. Each fund is registered with the SEC as an open-end, management investment company. Such registration does not involve supervision of the management or investment practices or policies of the company or the portfolios by the SEC.

The funds may, in the future, create additional portfolios that may or may not be available as investment options under the Policies. Each portfolio has its own investment objectives and the income and losses for each portfolio are determined separately for that portfolio.

The investment objectives and policies of certain portfolios of the funds are similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser or manager. The investment results of the portfolios of the funds, however, may differ from the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the portfolios of the funds will be comparable to the investment results of any other portfolio, even if the other portfolios have the same investment adviser or manager.

We may receive significant compensation from the investment adviser of a portfolio (or affiliates thereof) in connection with administration, distribution, or other services provided with respect to the portfolios and their availability through the Policies. We (or our affiliates) also receive all or some of the 12b-1 fees deducted from portfolio assets. The amount of this compensation is based upon a percentage of the assets of the portfolio attributable to the Policies and other contracts issued by us. These percentages differ, and some advisers (or affiliates) may pay us more than others.

The following is a brief description of the investment objectives of each of the funds' portfolios. NO ONE CAN PROMISE THAT ANY PORTFOLIO WILL ACHIEVE ITS STATED OBJECTIVE. Please see the attached prospectuses for the funds for more detailed information, including a description of risks and expenses.

CERTAIN PORTFOLIOS HAVE SIMILAR INVESTMENT OBJECTIVES AND/OR POLICIES. YOU SHOULD READ THE PROSPECTUS FOR EACH PORTFOLIO CAREFULLY BEFORE YOU INVEST, AND CONSIDER WHICH PORTFOLIOS MEET YOUR FINANCIAL GOALS AND OBJECTIVES.

---------------------------------------------------------------------------------------------------------------------------------
PORTFOLIO                                                        INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
---------------------------------------------------------------------------------------------------------------------------------
ALGER AMERICAN GROWTH PORTFOLIO              Seeks long-term capital appreciation.  The investment adviser is Fred Alger
                                             Management, Inc.
---------------------------------------------------------------------------------------------------------------------------------
ALGER AMERICAN LEVERAGED ALLCAP  PORTFOLIO   Seeks long-term capital appreciation.  The investment adviser is Fred Alger
                                             Management, Inc.
---------------------------------------------------------------------------------------------------------------------------------
ALGER AMERICAN MIDCAP GROWTH PORTFOLIO       Seeks long-term capital appreciation.  The investment adviser is Fred Alger
                                             Management, Inc.
---------------------------------------------------------------------------------------------------------------------------------
ALGER AMERICAN SMALL CAPITALIZATION          Seeks long-term capital appreciation.  The investment adviser is Fred Alger
PORTFOLIO                                    Management, Inc.
---------------------------------------------------------------------------------------------------------------------------------
BERGER IPT-INTERNATIONAL FUND                Seeks long-term capital appreciation.  The investment adviser is Berger LLC, and
                                             Bank of Ireland Asset Management (U.S.) Limited (BIAM) is the sub-advisor.
---------------------------------------------------------------------------------------------------------------------------------
BERGER IPT-SMALL COMPANY GROWTH FUND         Seeks capital appreciation.  The investment adviser is Berger LLC.
---------------------------------------------------------------------------------------------------------------------------------
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH      Seeks to provide capital growth; current income is a secondary goal.  The
FUND, INC. (INITIAL SHARES)                  investment adviser is The Dreyfus Corporation, and NCM is the sub-advisor.
---------------------------------------------------------------------------------------------------------------------------------
DREYFUS VIF-APPRECIATION PORTFOLIO (INITIAL  Seeks long-term capital growth consistent with the preservation of capital;
SHARES)                                      current income is a secondary goal.The investment adviser is The Dreyfus Corporation.
---------------------------------------------------------------------------------------------------------------------------------
DREYFUS VIF-GROWTH AND INCOME PORTFOLIO      Seeks long-term capital growth, current income and growth of income, consistent
(INITIAL SHARES)                             with reasonable investment risk.  The investment adviser is The Dreyfus
                                             Corporation, and Fayez Sarofm & Co. is the sub-advisor.
---------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP GROWTH PORTFOLIO (INITIAL       Seeks capital appreciation.  The investment manager is Fidelity Management &
CLASS)                                       Research Company, and FMR Co., Inc. is the sub-advisor.
---------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP HIGH INCOME PORTFOLIO (INITIAL  Seeks to obtain a high level of current income.  The investment manager is
CLASS)                                       Fidelity Management & Research Company, FMR Co., Inc. is the sub-advisor, and
                                             Fidelity Management & Research (U.K.) Inc., Fidelity Management (Far East) Inc.,
                                             and Fidelity Investments Japan Limited assist Fidelity Management & Research Company with foreign investments.
---------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP MONEY MARKET PORTFOLIO          Seeks to obtain a high level of current income as is consistent with the
(INITIAL CLASS)                              preservation of capital and liquidity.  The investment manager is Fidelity
                                             Management & Research Company, and Fidelity Investments Money Management, Inc. is
                                             the sub-advisor.
---------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP OVERSEAS PORTFOLIO (INITIAL     Seeks long-term growth of capital.  The investment manager is Fidelity Management
CLASS)                                       & Research Company, FMR Co., is the sub-advisor, and Fidelity Management &
                                             Research (U.K.) Inc., Fidelity Management & Research (Far East), Fidelity
                                             International Investment Advisors, Fidelity International Investment Advisors
                                             (U.K.) Limited, and Fidelity Investments Japan Limited assist Fidelity Management
                                             & Research Company with foreign investment.
---------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP II ASSET MANAGER PORTFOLIO      Seeks high total return with reduced risk over the long-term.  The investment
(INITIAL CLASS)                              manager is Fidelity Management & Research Company, FMR Co., Inc. and Fidelity
                                             Investment Money Management, Inc. are the sub-advisors, and Fidelity Management &
                                             Research (U.K.) Inc., Fidelity Management & Research (Far East) Inc., and Fidelity
                                             Investments Japan Limited assist Fidelity Management & Research Company with foreign investments.
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP II CONTRAFUND PORTFOLIO         Seeks long-term capital appreciation.  The investment manager is Fidelity
(INITIAL CLASS)                              Management & Research Company, - FMR Co., Inc. is the sub-advisor, and Fidelity
                                             Management & Research (U.K.) Inc., Fidelity Management (Far East) Inc., and
                                             Fidelity Investments Japan Limited assist Fidelity Management & Research Company with foreign investments.
---------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP II INDEX 500 PORTFOLIO          Seeks total return which corresponds to that of the Standard & Poor's Composite
(INITIAL CLASS)                              Index of 500 Stocks.  The investment manager is Fidelity Management & Research
                                             Company, and Bankers Trust Company, Deutsche Asset Management, Inc., and FMR Co.,
                                             Inc. are the sub-advisors.
---------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP II INVESTMENT GRADE BOND        Seeks as high a level of current income as is consistent with the preservation of
PORTFOLIO (INITIAL CLASS)                    capital.  The investment manager is Fidelity Management & Research Company, - and
                                             Fidelity Investments Money Management, Inc. is the sub-advisor.
---------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP III GROWTH OPPORTUNITIES        Seeks capital growth.  The investment manager is Fidelity Management & Research
PORTFOLIO (INITIAL CLASS)                    Company, FMR Co., Inc. is the sub-advisor, and Fidelity Management & Research
                                             (U.K.) Inc., Fidelity Management (Far East) Inc., and Fidelity Investments Japan
                                             Limited assist Fidelity Management & Research Company with foreign investments.
---------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT CAPITAL GROWTH FUND        Seeks long-term growth of capital.  The investment adviser Goldman Sachs Asset
                                             Management, L.P.
---------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT CORE(SM) U.S. EQUITY FUND  Seeks long-term growth of capital and dividend income.  The investment adviser is
                                             Goldman Sachs Asset Management, L.P.
---------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT GLOBAL INCOME FUND         Seeks a high total return, emphasizing current income and, to a lesser extent, providing opportunities for capital appreciation. The investment adviser is Goldman
                                             Sachs Asset Management International.
---------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT GROWTH AND INCOME FUND     Seeks long-term growth of capital and growth of income.  The investment adviser is
                                             Goldman Sachs Asset Management.
---------------------------------------------------------------------------------------------------------------------------------
MONTGOMERY VARIABLE SERIES: EMERGING         Seeks long-term capital appreciation.  The investment adviser is Montgomery Asset
MARKETS FUND                                 Management, LLC.
---------------------------------------------------------------------------------------------------------------------------------
MONTGOMERY VARIABLE SERIES: GROWTH FUND      Seeks long-term capital appreciation.  The investment adviser is Montgomery Asset
                                             Management, LLC.
---------------------------------------------------------------------------------------------------------------------------------
SELIGMAN COMMUNICATIONS AND INFORMATION      Seeks to produce capital gain.  The investment adviser is J. & W. Seligman & Co.
PORTFOLIO                                    Incorporated.
---------------------------------------------------------------------------------------------------------------------------------
SELIGMAN FRONTIER PORTFOLIO                  Seeks growth of capital; income may be considered, but will be incidental to the
                                             Portfolio's investment objective.  The investment adviser is J. & W. Seligman &
                                             Co. Incorporated.
---------------------------------------------------------------------------------------------------------------------------------
SELIGMAN GLOBAL TECHNOLOGY PORTFOLIO         Seeks long-term capital appreciation.  The investment adviser is J. & W. Seligman
                                             & Co. Incorporated.
---------------------------------------------------------------------------------------------------------------------------------
SELIGMAN SMALL-CAP VALUE PORTFOLIO           Seeks long-term capital appreciation.  The investment adviser is J. & W. Seligman
                                             & Co. Incorporated.
---------------------------------------------------------------------------------------------------------------------------------


AVAILABILITY OF THE PORTFOLIOS

We cannot guarantee that each portfolio will always be available for investment through the Policy.

We reserve the right, subject to applicable law, to add, delete, and substitute shares of another portfolio of the funds or shares of another registered open-end investment company if, in our judgment, investment in shares of a current portfolio(s) is no longer appropriate. We may also add, delete, or substitute shares of another portfolio of the funds or shares of another registered open-end investment company only for certain classes of Owners. New or substitute portfolios or funds may have different fees and expenses and may only be offered to certain classes of Owners. These decisions will be based on reasons such as a change in investment objective, a change in the tax laws, or the shares are no longer available for investment. We will first obtain SEC and/or any applicable state approval, if such approval is required by law.

When permitted by law, we also reserve the right to:

         -        create new separate accounts;

         - combine separate accounts, including the Canada Life of America Variable Annuity Account 2;

         - remove, combine or add Subaccounts and make the new Subaccounts available to Owners at our discretion;

         - add new portfolios of the funds or of other registered investment companies;

         - deregister the Variable Account under the 1940 Act if registration is no longer required;

         -        make any changes required by the 1940 Act; and

         - operate the Variable Account as a managed investment company under the 1940 Act or any other form permitted by law.

If a change is made, we will send you a revised prospectus and any notice required by law.

--------------------------------------------------------------------------------
                              PURCHASE OF A POLICY
--------------------------------------------------------------------------------

The accumulation period begins when you make your first premium payment, and continues until you begin to receive annuity payments during the payout period. The accumulation period also will end if you terminate your Policy, including if you fully withdraw your Policy Value before the payout period.

You may make premium payments at any time during the accumulation period until the Annuity Date. You must obtain our prior approval before your total premiums paid can exceed $1,000,000.

INITIAL PREMIUM

You must submit a complete application and check made payable to us for the initial premium. The following chart outlines the minimum initial premium we require:

                                                                                                   MINIMUM INITIAL
                                                  TYPE OF POLICY                                       PREMIUM
                                                  --------------                                       --------
                                                                                                       ACCEPTED*
                                                                                                       ---------
           Policy is an IRA......................................................................      $15,000
           Policy is not an IRA..................................................................      $15,000
           Policy is IRA and PAC agreement** for additional premiums submitted...................         $100
           Policy is not an IRA and PAC agreement for additional premiums submitted..............         $100

*  We reserve the right to lower or raise the minimum initial premium.

** For more information on PAC agreements, see "Pre-Authorized Check Agreement
   Plan".

The application must meet our underwriting standards. The application must be properly completed and accompanied by all the information we need to process it, and be accompanied by the initial premium. We will not issue you a Policy if you are older than age 80 at the time we receive the application at the Administrative Office.

We will normally accept the application and apply the initial premium (plus the Bonus Credit) within two business days of receipt at our Administrative Office. However, we may hold the premium for up to five business days while we attempt to complete the processing of an incomplete application. If this cannot be done within five business days, we will inform you of the reasons for the delay and immediately return the premium, unless you specifically consent to our keeping the premium until the application is made complete. We will then apply the initial premium (plus the Bonus Credit) within two business days of when the application is correctly completed.

The date we credit your initial premium payment (plus any Bonus Credit) to your Policy is the Policy Date. We will credit your initial premium payment to the Subaccounts at the accumulation unit value next computed at the end of the Policy Date.

"SECTION 1035" EXCHANGES

You can generally exchange one annuity contract for another in a "tax-free exchange" under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. Remember that if you exchange another annuity for the one described in this prospectus, you might have to pay a surrender charge on your old policy, and there will be a new surrender charge period for this Policy, other charges may be higher (or lower), and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you may also have to pay federal income tax (and a federal penalty tax if you have not reached 59 1/2) on the exchange. You should not exchange another annuity for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person selling you the Policy (that person will generally earn a commission if you buy this Policy through an exchange or otherwise).

TEN DAY RIGHT TO EXAMINE POLICY

You have the right to cancel the Policy for any reason within 10 days after you receive it. In some jurisdictions, this period may be longer. To cancel the Policy, you must send a written request for cancellation and the returned Policy to us at the Administrative Office before the end of the right to examine period. You may fax your request and Policy to the following toll-free number:
1-888-670-4836. If you fax your Policy, you must also return the Policy to us by mail.

On the Policy Date, we will direct the initial premium and the Bonus Credit to the Subaccounts, the guaranteed interest accounts, and the fixed Dollar Cost Averaging Account that you selected on your application, based on the percentages you specified.

Depending on your state of residence, if you cancel your Policy during the right to examine period, your refund will equal one of the following amounts:

         1. if your Policy Value increased or has stayed the same, your refund will equal the Policy Value on the date we received the returned Policy at the Administrative Office, MINUS any initial premium Bonus Credit. We will credit back to you any Subaccount charges we deducted on or before the date we received the returned Policy;

         2. if your Policy Value decreased, your refund will equal your Policy Value, MINUS any initial premium Bonus Credit. We will credit back to you any Subaccount charges deducted on or before the date we received the returned Policy, and any investment loss attributable to the initial premium Bonus Credit as of the date we received the returned Policy; or

         3. if greater than 1.or 2. and if required by the law of your state, your premium payments MINUS any withdrawals you made.

If your state requires a return of Policy Value, or has no mandate, you will receive any gains and we bear any losses attributable to the initial premium Bonus Credit credits during the right to examine period. However, you bear the investment risk for premium payments allocated to the Subaccounts during the right to examine period. We do not assess a surrender charge on your refund.

If your state requires a return of premiums paid, we will receive any gains or bear any losses from the investment of your premium payment and the initial premium Bonus Credit during the right to examine period in the Subaccounts you selected on your application.

We will pay the refund within 7 days after we receive your Policy and written request for cancellation of the Policy in the Administrative Office. The Policy will be void once we issue your refund.

INITIAL PREMIUM BONUS CREDIT

If you are 80 years old or younger when you purchase the Policy, we will apply a Bonus Credit to the initial premium you pay into the Policy. The Bonus Credit is:

         - 4% of the initial premium for an owner who is 65 years old or younger,

         - 3% of the initial premium for an owner who is 66 - 70 years old, and

         - 2% of the initial premium for an owner who is 71 - 80 years old.

For purposes of computing the Bonus Credit, we measure the owner's age as of the date we receive your application at the Administrative Office. If the Policy is owned by joint owners, we will use the age of the older owner to determine the amount of the Bonus Credit. We will credit the Bonus Credit on the Policy Date to the Subaccounts, the guaranteed interest accounts, and the fixed Dollar Cost Averaging Account in the proportions you selected on your application.

Additional premium payments will not receive a Bonus Credit.

We fund the Bonus Credit from our general account, with any profits derived from the mortality expense risk charge and from the surrender charges assessed under this Policy. Over time, the amount of the charges for the Bonus Credit may exceed the amount of the Bonus Credit, and may result in a profit to us.

ELECTRONIC DATA TRANSMISSION OF APPLICATION INFORMATION

In certain states, we may accept electronic data transmission of application information accompanied by a wire transfer of the initial premium. Contact us to find out about state availability.

When we receive the electronic data and wire transmittal, we will process the information and allocate the premium payment according to your instructions. We will then send a Policy and verification letter to you to sign.

During the period from receipt of the initial premium until the signed verification letter is received, no financial transactions may be executed under the Policy, unless you request such transactions in writing and provide a signature guarantee.

PREMIUM ALLOCATION

You elect on your application how you want your initial premium (plus Bonus Credit) to be allocated among the Subaccounts, the guaranteed interest accounts and the fixed Dollar Cost Averaging Account. Any additional premiums will be allocated in the same manner unless, at the time of payment, we have received your written notice to the contrary.

We cannot guarantee that a Subaccount or shares of a portfolio will always be available. If you request that all or part of a premium be allocated to a Subaccount that is not available, we will immediately return that portion of the premium to you, unless you specify otherwise.

--------------------------------------------------------------------------------
                                  POLICY VALUES
--------------------------------------------------------------------------------

ADDITIONAL PREMIUM

You may make additional premium payments at any time before the Annuity Date. Our prior approval is required before we will accept an additional premium that, together with the total of other premiums paid, would exceed $1,000,000. We will apply additional premiums as of the date they are received at our Administrative Office. We will send you a confirmation statement for each additional premium payment.

The following chart outlines the minimum additional premium we will accept:

                                                                                                   MINIMUM ADDITIONAL
                                                 TYPE OF POLICY                                     PREMIUM ACCEPTED*
                                                 --------------                                     ----------------
         Policy is an IRA.........................................................................         $1,000
         Policy is not an IRA.....................................................................         $1,000
         Policy is IRA and PAC agreement** for additional premiums submitted......................           $100
         Policy is not an IRA and PAC agreement for additional premiums submitted.................           $100

* We reserve the right to lower or raise the minimum additional premium.

** For more information on PAC agreements, see "Pre-Authorized Check Agreement Plan".

PERSISTENCY BONUS

If you remain in the Policy for 8 1/2 years, you will receive a Persistency Bonus during the eighth and each succeeding Policy Year. We will credit the Persistency Bonus on the Sixth Policy Month after each Policy Anniversary ("Persistency Bonus Crediting Date"), beginning with the eighth Policy Anniversary and continuing thereafter each year on each Persistency Bonus Crediting Date.

The Persistency Bonus equals 0.25% of your Policy Value on the applicable Persistency Bonus Crediting Date. We will credit the Persistency Bonus to your Policy on a pro rata basis in accordance with the percentage of Policy Value in each Subaccount and guaranteed interest account.

Example

Suppose you purchase a Policy on January 1, 2002 for $50,000. Suppose that by July 1, 2010, your Policy Value has increased to $100,000. On July 1, 2010, we will credit your Policy with a Persistency Bonus equal to $250 ($100,000 X
 .0025). On July 1, 2011, we will credit another Persistency Bonus to your Policy, equal to 0.25% of the Policy Value on July 1, 2011, and so forth each year during the accumulation period.

If on July 1, 2001 you had allocated your Policy Value so that 50% was in the VIP Growth Subaccount, 40% was in the International Subaccount, and 10% was in the one-year guaranteed interest account, then we would credit the Persistency Bonus of $250 so that 50% ($125) was placed in the VIP Growth Subaccount, 40% ($100) was in the International Subaccount and 10% ($25) was in the one-year guaranteed interest account.

POLICY VALUE

The Policy Value is the sum of: the value of amounts you have allocated to the Subaccounts; and the value of amounts you have allocated to the fixed account. If you withdraw a portion of the Policy Value, we will deduct a proportionate amount from each Subaccount and each guaranteed interest account in the fixed account, based on current cash values, unless you direct us to do otherwise.

SUBACCOUNT VALUES

Each business day, Subaccount values will change to reflect the investment performance of the underlying portfolios, net premium payments we receive, full or partial withdrawals taken, transfers, and charges assessed in connection with the Policy. There are no guaranteed Subaccount values.

We determine the value of each Subaccount at the end of each business day. We determine your Policy's value in each Subaccount by multiplying a Subaccount's accumulation unit value for the relevant valuation period by the number of accumulation units of that Subaccount that are allocated to your Policy.

On the Policy Date, we convert the portion of your initial premium (plus Bonus Credit) allocated to the Subaccounts into accumulation units. Thereafter, we convert any amounts you allocate or transfer to the Subaccounts (including any Persistency Bonus) into accumulation units at the end of each business day.

We determine the number of accumulation units to be credited to your Policy by dividing the dollar amount you allocate or transfer to a Subaccount by the accumulation unit value for that Subaccount at the end of the business day during which we receive your allocation or transfer request. The number of accumulation units in any Subaccount will be increased at the end of the business day by: any net premium payments we received during the current business day; any Persistency Bonus credited, and any amounts you requested be transferred to the Subaccount during the current business day.

We will process any amounts transferred from, or withdrawn from a Subaccount by canceling accumulation units. We will determine the number of accumulation units to be cancelled by dividing the dollar amount being removed from a Subaccount by the accumulation unit value for that Subaccount at the end of the business day during which we received your request to transfer or withdraw. We will reduce the number of accumulation units in any Subaccount at the end of the business day by:

                  - any amounts transferred (including any applicable transfer fee) from that Subaccount;

                  -        any amounts withdrawn on that business day; and

                  - any surrender charge or premium tax assessed upon a partial withdrawal or surrender.

Accumulation Unit Value

The accumulation unit value for each Subaccount's first valuation period is set at $10. After that, the accumulation unit value is determined by multiplying the accumulation unit value at the end of the immediately preceding valuation period by the net investment factor for the current valuation period. The net investment factor reflects the Subaccount charges. The accumulation unit value for a valuation period applies to each day in that period. The accumulation unit value may increase or decrease from one valuation period to the next.

Net Investment Factor

The Net Investment Factor is an index that measures the investment performance of a Subaccount from one valuation period to the next. Each Subaccount has a Net Investment Factor, which may be greater than or less than 1.

The Net Investment Factor for each Subaccount for a valuation period equals 1 plus (or minus) the rate of return earned by the portfolio in which the Subaccount invests, adjusted for taxes charged or credited to the Subaccount, the mortality and expense risk charge, and the daily administration fee.

--------------------------------------------------------------------------------
                                    TRANSFERS
--------------------------------------------------------------------------------

TRANSFER PRIVILEGE

Before the Annuity Date, you may transfer all or a part of an amount in a Subaccount to another Subaccount or to a guaranteed interest account. You also can transfer an amount in a guaranteed interest account to a Subaccount or another guaranteed interest account. Transfers are subject to the following restrictions:

         1.       transfers must be at least $250;

         2. a transfer that would reduce the amount in that Subaccount or guaranteed interest account below $500 will be treated as a transfer request for the entire amount in that Subaccount or guaranteed interest account; and

         3. transfers from the guaranteed interest accounts, except from the one-year guaranteed interest account, may be subject to a Market Value Adjustment.

We will make all transfers as of the business day on which we receive your written or faxed request (r telephone authorization) to transfer, provided we receive it at our Administrative Office before the close of our business day, usually 4:00 p.m. Eastern Time. The transfer will be processed based on the accumulation unit values determination at the end of the business day on which we receive your request. If we receive your request after the close of our business day, we will make the transfer as of the next business day. There currently is no limit on the number of transfers that you can make before the Annuity Date among or between Subaccounts or to the fixed account. We reserve the right to discontinue transfer privileges, modify our procedures, change our minimum transfer amount requirements, or limit the number of transfers we permit.

EXCESSIVE TRADING LIMITS

Some Policy owners may use market timing firms or other third parties to make transfers on their behalf. Activity by such market timing firms or third parties may result in unusually large transfers of funds which, in turn, may interfere with our ability or the ability of the underlying fund to process transactions. Such excessive trading also may adversely affect the performance of the Subaccounts.

We reserve the right to limit transfers in any Policy year, or to refuse any of your transfer requests if:

         - we believe, in our sole discretion, that excessive trading, a specific transfer request, or a group of transfer requests by an Owner or the Owner's agent may have a detrimental effect on the accumulation unit values of any Subaccount or the share prices of any portfolio or would be detrimental to other Owners; or

         - we are informed by one or more portfolios that they intend to restrict the purchase of portfolio shares because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the price of portfolio shares.

We may apply the restrictions in a manner reasonably designed to prevent transfers that we consider to be disadvantageous to other Owners. If your request is not processed, it will not be counted as a transfer for purposes of determining the number of free transfers executed.

TELEPHONE AND FAX TRANSFER REQUESTS

We can process your transfer request by phone if you have completed our administrative form or initialed the authorization box on your application. The authorization will remain effective until we receive your written revocation or we discontinue this privilege. We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. If we do not employ such reasonable procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. These procedures may include recording telephone calls and obtaining personal security codes and policy number before we process any transfers.

We also accept transfer instructions provided to us via fax at 888-670-4836. Any faxed instructions sent to another number will not be considered received until received in the Administrative Office.

We cannot guarantee that telephone and faxed transactions will always be available. For example, our offices may be closed during severe weather emergencies or there may be interruptions in telephone service beyond our control. If the volume of calls is unusually high, we might not have someone immediately available to receive your order. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances.

We cannot accept or process transfer requests left on our voice mail system, although transfers through our Intouch(R) Voice Response System are acceptable.

TRANSFER FEE

There is no limit to the number of transfers that you can make between Subaccounts or the guaranteed interest accounts. The first 12 transfers during each Policy Year are currently free. We currently assess a $25 transfer fee for the 13th and each additional transfer in a Policy Year. A transfer request (including mailed, faxed and telephone requests) is considered to be one transfer, regardless of the number of Subaccounts or guaranteed interest periods affected by the request. The processing fee will be deducted proportionately from the receiving Subaccounts and guaranteed interest accounts. The $25 transfer fee is waived when you use the Intouch(R) Voice Response System, portfolio rebalancing, and dollar cost averaging services.

--------------------------------------------------------------------------------
                                 OWNER SERVICES
--------------------------------------------------------------------------------

INTOUCH(R) VOICE RESPONSE SYSTEM

The Intouch(R) Voice Response System is our interactive voice response system that you can access through your touch tone telephone. Use of this service allows you to:

         -        obtain current Subaccount balances;

         -        obtain current Policy and accumulation unit values;

         - obtain the current interest rates for the guaranteed interest periods we offer;

         -        change your Subaccount allocations; and

         - transfer amounts between Subaccounts or to the guaranteed interest accounts.

Transfers from the guaranteed interest accounts, other than from the one-year guaranteed interest account, are not permitted under the Intouch(R) Voice Response System. Your Policy number and personal identification number, which we issue to you to ensure security, are required for any transfers and/or allocation changes.

When using the Intouch(R) Voice Response System, you will not be assessed a transfer fee regardless of the number of transfers made per Policy Year.

PRE-AUTHORIZED CHECK AGREEMENT PLAN (PAC)

You may choose to have monthly premiums automatically collected from your checking or savings account pursuant to a pre-authorized check agreement plan
(PAC). You may terminate this plan by providing us with 30 days advance written notice. We may terminate this plan upon 30 days advance written notice to you, or at any time that a payment has not been paid by your bank. This option is not available on the 29th, 30th or 31st day of each month. There is no charge for this feature.

DOLLAR COST AVERAGING

The dollar cost averaging program permits you to systematically transfer specified amounts from any Subaccount or one-year guaranteed interest account to any other Subaccounts or guaranteed interest accounts on a monthly basis. Transfers under this program are subject to our administrative procedures for and the restrictions regarding transfers. (See "Transfer Privilege.") We also offer dollar cost averaging out of our fixed account. (See "Fixed Dollar Cost Averaging Account.")

The amount transferred must be at least $250. The amount transferred will purchase more accumulation units of a Subaccount when its value is lower, and fewer accumulation units when its value is higher. Over time, the cost per accumulation unit averages out to less than if all purchases had been made at the highest value, and greater than if all purchases had been made at the lowest value. Dollar Cost Averaging reduces the risk of making purchases only when the price of accumulation units is high. It does not assure a profit or protect against a loss in declining markets. Before deciding to use the Dollar Cost Averaging program, you should discuss the benefits and risks of the program with your registered representative.

To begin Dollar Cost Averaging, please contact our Administrative Office to obtain a copy of our Dollar Cost Averaging form, complete the form and return it to the Administrative Office. We will continue to process transfers until one of the following occurs:

         - the entire value of the Subaccount or the one-year guaranteed interest period is completely depleted; or

         -        we receive your written notice to stop the monthly transfers;
                  or

         -        we discontinue this privilege.

This option is not available on the 29th, 30th or 31st day of a month. There is no charge for this feature. A transfer under the Dollar Cost Averaging program is not a transfer for purposes of assessing a transfer charge. We reserve the right to change our procedures or to discontinue the Dollar Cost Averaging privilege upon 30 days written notice to you.

AUTOMATIC PORTFOLIO REBALANCING

Once you have allocated your money among the Subaccounts, the performance of each Subaccount may cause your allocation to shift. You may instruct us to rebalance your Subaccount value periodically--on a monthly, quarterly, semi-annual or annual basis--to return to the percentages specified in your allocation instructions. Your percentage allocations must be in whole percentages and must be at least 1% per allocation. We make no representation or guarantee that portfolio rebalancing will result in a profit, protect you against loss or ensure that you meet your financial goals.

To begin Automatic Portfolio Rebalancing, please contact our Administrative Office to obtain a copy of our Automatic Portfolio Rebalancing form, complete the form and return it to the Administrative Office. We will begin Automatic Portfolio Rebalancing once we receive your completed form. Participation in Portfolio rebalancing is voluntary and you can modify or discontinue it at any time by sending us written notice. Portfolio rebalancing is not available for the fixed account.

Once you elect Automatic Portfolio Rebalancing, we will continue to perform Portfolio rebalancing until you instruct us to stop. A Portfolio Rebalancing transfer is not considered a transfer for purposes of assessing a transfer charge. This option is not available on the 29th, 30th or 31st day of a month. There is no charge for this feature.

We reserve the right to change our procedures or discontinue offering Automatic Portfolio Rebalancing upon 30 days written notice to you.

SYSTEMATIC WITHDRAWAL PRIVILEGE

You may elect to use the Systematic Withdrawal Privilege (SWP) to withdraw a fixed amount from the Subaccounts and the guaranteed interest accounts on a monthly, quarterly, semi-annual or annual basis, beginning 30 days after the Policy Date.

To begin SWP, please contact our Administrative Office to obtain a copy of our SWP form, complete the form and return it to the Administrative Office. To begin SWP, your Policy Value must be at least $25,000.

We will assess surrender charges on SWP withdrawals, unless surrender charges no longer apply to the amounts withdrawn or the amount you withdraw qualifies as a free withdrawal amount: The free withdrawal amount in any Policy Year is equal to the greater of:

         - 100% of investment earnings in the Subaccounts during the previous Policy Year, plus 100% of interest earned in the fixed account during the previous Policy Year; or

         - 10% of total premiums you paid into the Policy up to the date of the withdrawal*.

Surrender charges do not apply to amounts required to be withdrawn from a Qualified Policy, pursuant to the minimum required distribution rules under federal tax laws

* No more than 10% may be withdrawn in a single Policy year, even if you have not withdrawn the maximum amount in previous years. We will make withdrawals first from the oldest premiums paid. The initial premium Bonus Credit and Persistency Bonus are subject to surrender charges.

If applicable, a charge for premium taxes may be deducted from each systematic withdrawal payment. Withdrawals from a guaranteed interest period other than from the one-year guaranteed interest period may be subject to a Market Value Adjustment. We do not deduct any other charges for this privilege. In certain circumstances, amounts withdrawn pursuant to a systematic withdrawal option may be included in an Owner's gross income and may be subject to penalty taxes.

Withdrawal Limits on SWP

Once you decide on the dollar amount you want to receive under the SWP program, that dollar amount will remain fixed until the next Policy Anniversary. You may change the dollar amount of a SWP withdrawal for the next Policy Year, provided we receive your written request to change the amount at least seven days before the Policy anniversary.

The Systematic Withdrawal Privilege will end at the earliest of the date:

         - when the Subaccounts and guaranteed interest accounts you specified for those withdrawals have no remaining amount to withdraw;

         -        the Cash Surrender Value is reduced to $2,000*;

         - you choose to pay premiums by the pre-authorized check agreement plan;

         -        we receive your written notice to end this program; or

         - we choose to discontinue this program upon 30 days advance written notice to you.

* If the Cash Surrender Value is reduced to $2,000, your Policy may terminate. See "Termination".

This option is not available on the 29th, 30th or 31st day of a month. We reserve the right to change the terms of, or to terminate, the SWP privilege.

References to partial withdrawals in other provisions of this Prospectus include systematic withdrawals.

--------------------------------------------------------------------------------
                              ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

You may withdraw some or all of your Policy Value during the accumulation period. We must receive a properly completed withdrawal request that contains your original signature. We will accept faxed requests for withdrawals of [$XXXX OR LESS], provided that the requests are received at the Administrative Office, and the withdrawal proceeds are being sent to your address of record. You must submit the Policy along with a written request when taking a full surrender. We will not accept faxed requests for full surrenders.

A surrender or partial withdrawal may have adverse tax consequences for you. You may have to pay federal income taxes on any money you withdraw. If you take a withdrawal before age 59 1/2, a federal penalty tax may apply.

Access to amounts in a Qualified Policy may be restricted or prohibited. Moreover, your right to make full or partial withdrawals of Policy Value is subject to any restriction imposed by applicable law or employee benefit plans.

We will pay any amounts withdrawn from the Subaccounts within seven days. However, we may suspend or postpone payment from the fixed account under certain conditions. (See "Other Information.")

CASH SURRENDER VALUE

You may withdraw fully from the Policy anytime before the Annuity Date and receive the Cash Surrender Value.

The Cash Surrender Value is equal to:

         -        the Policy Value: MINUS

         -        any applicable surrender charge; PLUS OR MINUS

         -        any Market Value Adjustment; MINUS

         -        any premium taxes not previously deducted.

The Cash Surrender Value may be more or less than the total of all premium payments you paid into the Policy.

We will determine the Cash Surrender Value using the accumulation value next computed after we receive your withdrawal request, and your Policy, at our Administration Office. Requests we receive before the close of our business day, usually 4:00 p.m. Eastern Time, will be processed as of that day. If we receive a full surrender request after the close of our business day, we will determine the Cash Surrender Value as of the next business day.

You may elect to have the Cash Surrender Value paid in a single sum or under a payment option. (See "Payment Options.") The Policy ends when we pay the Cash Surrender Value.

A full surrender may have adverse federal income tax consequences, including a penalty tax. (See "Federal Tax Matters.")

PARTIAL WITHDRAWALS

You may withdraw part of the Cash Surrender Value, subject to the following:

         -        the minimum amount you can withdraw is $250;

         - the maximum amount you can withdraw is the amount that would leave a Cash Surrender Value of $2,000; and

         - if a partial withdrawal request would reduce the amount in a Subaccount or a guaranteed interest account below $500, we will treat it as a request for a full withdrawal of the amount in that Subaccount or guaranteed interest account.

We will withdraw the amount you request as of the business day on which we receive your request at our Administrative Office, provided that we receive your request at the Administration Office before the close of our business day, usually 4:00 p.m. Eastern Time. If we receive your request at the Administrative Office after the close of our business day, we will make the withdrawal as of the next business day. We will deduct any applicable surrender charge and premium tax from, and apply any applicable Market Value Adjustment to, the amount of your withdrawal request. We reserve the right to change its minimum partial withdrawal amount requirements.

You may specify the amount to be withdrawn from certain Subaccounts or guaranteed interest accounts. If you do not provide this information to us, we will withdraw proportionately from the Subaccounts and the guaranteed interest accounts in which you are invested. If you do provide this information to us, but the amount in the designated Subaccounts and/or guaranteed interest account is inadequate to comply with your withdrawal request, we will first withdraw from the specified Subaccounts and the guaranteed interest accounts. The remaining balance will be withdrawn proportionately from the other Subaccounts and guaranteed interest accounts in which you have value. A MARKET VALUE ADJUSTMENT WILL APPLY TO ANY AMOUNTS YOU WITHDRAW FROM THE GUARANTEED INTEREST ACCOUNTS BEFORE THE EXPIRATION DATE OF THE ACCOUNT.

Any partial or systematic withdrawal may be included in the Owner's gross income in the year in which the withdrawal occurs, and may be subject to federal income tax (including a penalty tax equal to 10% of the amount treated as taxable income). The Internal Revenue Code restricts certain distributions under Tax-Sheltered Annuity Plans and other qualified plans. See "Federal Tax Status."

RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

Section 36.105 of the Texas Educational Code permits participants in the Texas Optional Retirement Program (ORP) to withdraw their interest in a variable annuity policy issued under the ORP only upon: 1) termination of employment in the Texas public institutions of higher education; 2) retirement; or 3) death. Accordingly, a participant in the ORP, or the participant's estate if the participant has died, will be required to obtain a certificate of termination from the employer or a certificate of death before Policy Values can be withdrawn or surrendered.

AUTOMATIC TERMINATION

We will pay you the Cash Surrender Value and terminate the Policy if, before the Annuity Date, the Policy Value is less than $2,000.

We will mail you a notice of our intention to terminate the Policy at least six months in advance. The Policy will automatically terminate on the date specified in the notice unless we receive an additional premium before such date. This additional premium must be at least the minimum amount specified in "Additional Premium."

--------------------------------------------------------------------------------
                                 DEATH BENEFITS
--------------------------------------------------------------------------------

Only one payment on death will be payable under this Policy. Once we make a payment on the death of an owner or annuitant, the Policy will terminate.

NOTIFICATION OF DEATH

The death of any person who is an annuitant or an owner must be reported to us immediately, and we will require due proof of death. We will pay the proceeds based upon the date we receive the due proof of death and the beneficiary's' payment instructions. In the case of death after the Annuity Date, we are entitled to immediately recover, and are not responsible for, any mispayments made because of a failure to notify us of any such death.

PAYMENT ON DEATH OF LAST SURVIVING ANNUITANT BEFORE THE ANNUITY DATE

If the last surviving annuitant dies before the Annuity Date, we will pay the Death Benefit to the beneficiary as follows:

       If we receive due proof of death during the first five Policy Years, the Death Benefit is the greater of:

         1. the premiums paid, less any partial withdrawals, surrender charges and premium taxes due, and adjusted for any Market Value Adjustment; or

         2. the Policy Value on the date we receive due proof of death and written payment instructions from the beneficiary.

       If we receive due proof of death after the first five Policy Years, the Death Benefit is the greatest of:

         1.       item "1" above;

         2.       item "2" above; or

         3. the Policy Value at the end of the most recent 5-Policy-Year-Period occurring before the date we receive due proof of death. This value will be adjusted for any partial withdrawals, surrender charges, taxes due, market value adjustment made, premiums paid and Persistency Bonuses credited since the end of the most recent 5-Policy-Year-Period. The 5-Policy-Year-Periods (5, 10, 15, 20, etc.) are measured from the Policy Date.

If, on the Policy Date, any annuitant has reached age 81, the death benefit is the greater of items "1" or "2" above.

Any applicable premium taxes will be deducted from any payments of the Death Benefit.

Subject to certain restrictions, the beneficiary may elect to receive the Death Benefit in one of the following ways:

         -        in a lump sum;

         -        as an annuity; or

         - in any other manner required or permitted by law and approved by us.

The Death Benefit may be taxable. See "Federal Tax Status." The Policy ends when we pay the Death Benefit.

PAYMENT ON DEATH OF ANY OWNER BEFORE THE ANNUITY DATE

If any owner dies before the Annuity Date, then the following applies:

         - If you (the deceased owner) were not the last surviving annuitant and we receive due proof of your death and payment instructions before the Annuity Date, we will pay the beneficiary the Policy Value as of the date we receive Due Proof of your death.

         - If you (the deceased owner) were the last surviving annuitant and we receive due proof of your death and payment instructions before the Annuity Date, we will pay the beneficiary the amount described above in "Payment on Death of Last Surviving Annuitant."

Any such distributions will conform to applicable federal tax requirements described below in "Payments on Death of Any Owner." We will deduct any applicable premium tax from the proceeds, unless we deducted the tax from the premiums when paid. The payment of proceeds will have federal income tax consequences. See "Federal Tax Status."

PAYMENTS ON DEATH OF AN OWNER ON OR AFTER THE ANNUITY DATE

If any Owner dies on or after the Annuity Date, but before all proceeds payable under the Policy have been distributed, we will continue payments to the designated payee under the payment option in effect on the date of the deceased Owner's death.

PAYMENTS ON THE DEATH OF ANY OWNER

Federal tax law requires that if any owner dies before the Annuity Date, then the entire interest in the Policy must be distributed to the beneficiary as follows:

         -        within five years of an owner's death; or

         - over the life of the beneficiary (or a period not extending beyond the life expectancy of that beneficiary), with payments beginning within one year of your death.

A new settlement agreement will be drawn up and the original Policy will terminate. The payments under this agreement will be fixed and guaranteed. If you have named two or more beneficiaries, then the provisions of this section shall apply independently to each beneficiary.

However, if your spouse is the sole beneficiary at the time of your (the deceased owner's) death, the spouse may elect to continue the Policy. If this occurs and you were the only annuitant, your spouse will become the annuitant. If the only surviving annuitant at the time of your spouse's death is your spouse, we will pay a death benefit on the death of the surviving spouse.

If any Owner is not an individual, the death or change of any annuitant will be treated as the death of an Owner, and we will pay the beneficiary the Cash Surrender Value.

The foregoing procedures will be construed in a manner consistent with Section 72(s) of the Internal Revenue Code of 1986, as amended. If anything in the Policy conflicts with the foregoing, this prospectus will control.

--------------------------------------------------------------------------------
                                FEES AND CHARGES
--------------------------------------------------------------------------------

SURRENDER CHARGE

We deduct a surrender charge if you withdraw all or part of your Policy Value while surrender charges are in effect, including on annuitization under the Policy.

This charge reimburses us for expenses relating to the sale of the Policy, including broker-dealer compensation, printing sales literature, advertising costs and costs of crediting the Bonus Credit, Persistency Bonus, and Annuitization Bonus. We expect to profit from this charge.

We calculate the surrender charge from the date you made the premium payment being withdrawn. The surrender charge will vary depending on the number of years since you paid the premium payment, as shown in the following chart:

                   ------------------------------      ---------
                   POLICY YEARS SINCE PREMIUM WAS      SURRENDER
                   ------------------------------      ---------
                                PAID                     CHARGE
                                ----                     ------
                   1............................           8%
                   2............................           8%
                   3............................           7%
                   4............................           7%
                   5............................           6%
                   6............................           5%
                   7............................           4%
                   8............................           3%
                   Greater than 8...............          None
                   ------------------------------------------------

Any surrender charge will be deducted from the amount withdrawn.

The amount withdrawn is taken first from any investment earnings in the Subaccounts, Bonus Credit and Persistency Bonus, then from any interest earnings in the fixed account that is available at the time we receive the withdrawal request, then from premium payments, starting with the oldest premium paid.

Free Withdrawal Amount

We do not assess a surrender charge on the free withdrawal amount. The free withdrawal amount in any single Policy Year is equal to the greater of:

         - 100% of investment earnings in the Subaccounts during the previous Policy Year, plus 100% of interest earned in the fixed account in the previous Policy Year; or

         - 10% of total premiums you paid into the Policy up to the date of the withdrawal request.*

We do not assess a surrender charge on amounts required to be withdrawn from a Qualified Policy, pursuant to the minimum required distribution rules under federal tax laws (see "Minimum Distribution Requirements")

* No more than 10% may be withdrawn in a single Policy year, even if you have not withdrawn the maximum amount in previous years. We will make withdrawals first from the oldest premiums paid. The Bonus Credit and Persistency Bonus are subject to surrender charges.

Sales to Groups and to Affiliates

The amount of surrender charges may be reduced or eliminated when some or all of the policies are to be sold to an individual or a group of individuals in such a manner that results in savings of sales and/or administrative expenses. Such charge also may be eliminated when a Policy is issued to an officer, director, employee, registered representative or relative thereof of: the Company; The Canada Life Assurance Company; Canada Life Insurance Company of New York; J. &
W. Seligman & Co. Incorporated; any selling broker-dealer; or any of their affiliates. In no event will reduction or elimination of the surrender charge be permitted where such reduction or elimination will be discriminatory to any person.

Terminal Illness and Nursing Home Confinement Waivers

When the Policy has been in effect for one year, surrender charges and any applicable Market Value Adjustment will be waived on any partial withdrawal or surrender after you provide us written evidence, satisfactory to us and signed by a qualified physician, that:

         -        you are terminally ill, provided that:

                  - your life expectancy is not more than 12 months, given the severity and nature of the terminal illness; and

                  - the diagnosis of the terminal illness was made after the Policy Date of this Policy.

                                       OR

         - you are or have been confined to a hospital, nursing home or long-term care facility for at least 90 consecutive days, provided that:

                  - confinement is for medically necessary reasons at the recommendation of a physician;

                  - the hospital, nursing home or long-term care facility is licensed or otherwise recognized and operating as such by the proper authority in the state where it is located and satisfactory evidence of such status is provided to us; and

                  - we receive your withdrawal or surrender request at the Administrative Office no later than 91 days after the last day of your confinement.

TRANSFER FEE

There is no limit to the number of transfers that you can make between Subaccounts or the guaranteed interest accounts. The first 12 transfers during each Policy Year are currently free. We currently assess a $25 transfer fee for the 13th and each additional transfer in a Policy Year. A transfer request (including mailed, faxed and telephone requests) is considered to be one transfer, regardless of the number of Subaccounts or guaranteed interest accounts affected by the request. The processing fee will be deducted proportionately from the receiving Subaccounts and/or guaranteed interest accounts. The $25 transfer fee is waived when you use the Intouch(R) Voice Response System, Automatic Portfolio Rebalancing, and dollar cost averaging programs.

MORTALITY AND EXPENSE RISK CHARGE

We assess an annual mortality and expense risk charge, deducted at each Valuation Period from the assets of each Subaccount. This charge:

         - is an annual rate of 1.40% of the average daily value of the net assets in each Subaccount;

         - is assessed during the accumulation period, but is not charged after the Annuity Date.

The mortality risk is the risk that annuitants may live for a longer period of time than we estimated when we established our guarantees in the Policy. Each annuitant is assured that neither his or her longevity, nor an improvement in life expectancy generally, will have any adverse effect on the annuity payments received under the Policy. The mortality risk also arises from our obligation to pay a Death Benefit if the last surviving annuitant dies before the Annuity Date. No surrender charge is assessed against the payment of the Death Benefit, which also increases the mortality risk.

The expense risk we assume is the risk that the surrender charges, daily administration fee, and transfer fees may be insufficient to cover our actual future expenses.

If the mortality and expense charges are sufficient to cover such costs and risks, any excess will be profit to us. We anticipate making such a profit, and using it to cover distribution expenses as well as the cost of providing the Bonus Credit, the Persistency Bonus, and the Annuitization Bonus under the Policy.

DAILY ADMINISTRATION FEE

At each Valuation Period, we deduct a daily administration fee at an annual rate of 0.15% from the assets of each Subaccount. The fee is assessed during the accumulation period only, and is not charged after the Annuity Date. This daily administration fee relates to administrative costs under the Policies.

PORTFOLIO FEES AND CHARGES

Each portfolio deducts portfolio management fees and charges from the amounts you have invested in the portfolios. For 2000, these charges ranged from 0.28% to 1.81% annually. Some portfolios deduct 12b-1 fees and service fees. These fees and charges will reduce the value of your investment in the Subaccounts. See the Fee Table in this Prospectus and the prospectuses for the portfolios.

We (and our affiliates) may receive compensation from certain investment advisers, administrators, and/or distributors (and/or an affiliate thereof) of the portfolios in connection with administrative or other services and cost savings experienced by the investment advisers, administrators or distributors. Such compensation is based on the value of portfolio shares held for the Contracts and may be significant. We may also receive a portion of the 12b-1 fees deducted from portfolio assets as reimbursement for administration or other services we render to the portfolios. Some advisers, administrators, distributors, or portfolios may pay us more than others.

TAXES

We will incur premium taxes in some jurisdictions relating to the Policies. Depending on the jurisdiction, we deduct any such taxes from either from your premiums when paid; from your Policy Value on surrender, partial withdrawal, or annuitization, or on any payment upon death of an owner or last surviving annuitant.

When any tax is deducted from the Policy Value, it will be deducted proportionately from the Subaccounts and the guaranteed interest accounts in which you are invested.

We reserve the right to charge or provide for any taxes levied by any governmental entity, including taxes that are levied against or attributable to premiums, Policy Values or annuity payments; or taxes that we incur which are attributable to investment income, capital gains retained as part of our reserves under the policies, or from the establishment or maintenance of the Variable Account.

--------------------------------------------------------------------------------
                             ANNUITY PAYMENT OPTIONS
--------------------------------------------------------------------------------

When the payout period begins, the annuitant will receive a steady stream of annuity payments from the money you have accumulated under your Policy. The Policy will end and the payout period will begin on the Annuity Date. We require the surrender of your Policy so that we may issue a supplemental policy for the applicable payment option. The supplemental policy will name who will receive the annuity payments and describe when the annuity payments will be made. You may annuitize at any time.

ANNUITY DATE

If you own a non-qualified Policy, you may select the Annuity Date on which annuity payments will begin. We will start annuity payments to the annuitant on the Annuity Date shown in your Policy, unless you change the date. You may change your Annuity Date if:

         - we receive written notice at our Administrative Office at least thirty days before the current Annuity Date;

         - you request an Annuity Date that is at least thirty days after we receive your written notice; and

         - the Annuity Date is no later than the first day of the month after the annuitant's 100th birthday. .

For Qualified Policies purchased in connection with qualified plans under Code sections 401(a), 401(k), 403(b) and 457, minimum distributions in the form of partial withdrawals or annuity payments must begin no later than April 1 of the calendar year following the later of the year in which you (a) reach 70 1/2 or
(b) retire, and the payment must be made in a specified form or manner. If you are a "5 percent owner," as defined in the Code, or the Policy is purchased in connection with an IRA that satisfies Code section 408, minimum distributions must begin no later than the date you reach 70 1/2. Roth IRAs under Code section 408A do not require distributions during your lifetime.

ANNUITY PAYOUT OPTIONS

The payout plan you select will affect the dollar amount of each annuity payment you receive. You may elect, revoke or change a payment option at any time before the Annuity Date and while the annuitant(s) is/are living.

If an election is not in effect at the last surviving annuitant's death, or if payment is to be made in one lump sum under an existing election, the beneficiary may elect one of the payment options, provided that the election is made within one year of the last surviving annuitant's death and before any annuity payment has been made.

You may elect, change or revoke your choice of payment option by sending a written notice, accompanied by the written consent of any irrevocable beneficiary or assignee, to our Administrative Office at least 30 days before the Annuity Date.

We will generally apply the Cash Surrender Value (plus the Annuitization Bonus if you have been in the Policy for a minimum of one year) to Payment Option 1:
Life Income with Payments for 10 Years Certain (described below). However, if you have an election on file at our Administrative Office to receive another mutually agreed upon payment option (Payment Option 2), we will honor that election.

You may not elect a payment option, and we will pay the proceeds in one lump sum, if either of the following conditions exists:

         1.       the amount to be applied under the option is less than $1,000;
                  or

         2. any periodic payment under the election would be less than $ 100.


DESCRIPTION OF PAYMENT OPTIONS

Payment Option 1:  Life Income With Payments for 10 Years Certain

We will pay the proceeds in equal amounts each month, quarter, or year during the annuitant's lifetime or for 10 years, whichever is longer. We will make the first payment on the _______ day of the month immediately following the Annuity Date. Subsequent payments shall be made on the ____________ of the month.

If, when the payee of the annuity payments dies, we have made annuity payments for less than ten years, we will continue to make annuity payments to the successor payee for the remainder of the ten-year period. The payment for each $1,000 of Cash Surrender Value used to purchase the payment option will at least equal that shown in the "Table of Payments" attached to the Policy form.

Payment Option 2:  Mutual Agreement

We will pay the proceeds according to other terms that you and we agree upon.

DETERMINING THE AMOUNT OF YOUR ANNUITY PAYMENT

We will use the Cash Surrender Value on the Annuity Date to calculate the annuity payments under the payment option you select. If you have owned the Policy for one year, we will add an Annuitization Bonus equal to 1.00% of the Cash Surrender Value to the amount we use to calculate the annuity payments.

For Qualified Policies, distributions must satisfy certain requirements specified in the Code.

On the Annuity Date you may choose to receive the Cash Surrender Value plus the Annuitization Bonus in a lump sum payment. If you select Payment Option 1, we will determine the amount of each annuity payment using the "Table of Payments" attached to your Policy form.

The amount of each payment depends upon:

         -        the form and duration of the payout plan you choose;

         - the age of the annuitant (determined from the annuitant's birthday nearest the due date of the first annuity payment);

         -        the gender of the annuitant (where applicable);

         - the Cash Surrender Value at the time you elect the payment option;

         -        the Annuitization Bonus; and

         -        the interest rate (3.0% minimum) in effect at the time you elect the payment option.

The amount of each payment will vary according to the frequency of the payments and the length of the period during which we make the payments. The more frequently the payments are made, the lower the amount of each payment. For example, with all other factors being equal, payments made monthly will be lower than payments made annually. The longer the period during which payments are made, the lower the amount of each payment. For example, with all other factors being equal, payments guaranteed for twenty years will be lower than payments guaranteed for ten years.

--------------------------------------------------------------------------------
                            YIELDS AND TOTAL RETURNS
--------------------------------------------------------------------------------

YIELDS

From time to time, we may advertise yields, effective yields, and total returns for the Subaccounts. THESE FIGURES ARE BASED ON HISTORICAL EARNINGS AND DO NOT INDICATE OR PROJECT FUTURE PERFORMANCE. Each Subaccount may, from time to time, advertise performance relative to certain performance rankings and indices compiled by independent organizations. More detailed information as to the calculation of performance information, as well as comparisons with unmanaged market indices, appears in the Statement of Additional Information.

Effective yields and total returns for the Subaccounts are based on the investment performance of the corresponding portfolios of the funds. The funds' performance reflects the funds' expenses. See the attached prospectuses for the funds for more information.

The yield of the Money Market Subaccount refers to the annualized income generated by an investment in the Subaccount over a specified 7-day period. The yield is calculated by assuming that the income generated for that 7-day period is generated each 7-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment in the Subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a Subaccount (except the Money Market Subaccount) refers to the annualized income generated by an investment in the Subaccount over a specified 30-day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30 day or one-month period is generated each period over a 12-month period and is shown as a percentage of the investment.

TOTAL RETURNS

Standardized Average Annual Total Return. The standardized average annual total return quotations of a Subaccount represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Policy to the redemption value of that investment as of the last day of each of the periods for which standardized average annual total return quotations are provided. Standardized average annual total return information shows the average percentage change in the value of an investment in the Subaccount from the beginning of the measuring period to the end of that period, 1, 5 and 10 years or since the Variable Account first invested in the portfolio. Standardized average annual total return reflects all historic investment results of the portfolio, the crediting of the initial premium Bonus Credit of 4%, and the deduction of all charges and deductions under the Policy (including the mortality and expense risk charge, the daily administrative fee, and any surrender charge that would apply if a Owner terminated the Policy at the end of each period indicated, but excluding any deductions for premium taxes).

Other Total Returns. We may, in addition, advertise performance information computed on a different basis.

         1) Non-standardized Average Annual Total Return. We may present non-standardized average annual total return information computed on the same basis as described above, except deductions will not include the surrender charge or the initial premium Bonus Credit. This presentation assumes that the investment in the Policy persists beyond the period when the surrender charge applies, consistent with the long-term investment and retirement objectives of the Policy.

         2) Adjusted Historic Portfolio Average Annual Total Return. We may present nonstandardized "adjusted" average annual total returns for the portfolios since their inception reduced by some or all of the fees and charges under the Policy. Such adjusted historic portfolio performance includes data that precedes the dates when the Variable Account first invested in the underlying portfolio. This data is designed to show the performance that would have resulted if the Variable Account had been invested in the underlying portfolio since the portfolio's inception.

INDUSTRY COMPARISON

We may compare the performance of each Subaccount in advertising and sales literature to the performance of other variable annuity issuers in general. We may also compare the performance of particular types of variable annuities investing in mutual funds, or investment series of mutual funds with investment objectives similar to each of the Subaccounts. Lipper Analytical Services, Inc. (Lipper) and the Variable Annuity Research Data Service (VARDS) are independent services which monitor and rank the performances of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis. Other services or publications may also be cited in our advertising and sales literature.

Lipper's rankings include variable life issuers as well as variable annuity issuers. VARDS rankings compare only variable annuity issuers. The performance analysis prepared by Lipper and VARDS each rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk-adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

We may also compare the performance of each Subaccount in advertising and sales literature to the Standard & Poor's composite index of 500 common stocks, a widely used index to measure stock market performance. This unmanaged index does not reflect any "deduction" for the expense of operating or managing an investment portfolio. We may also make comparison to Lehman Brothers Government/Corporate Bond Index, an index that includes the Lehman Brothers Government Bond and Corporate Bond Indices. These indices are total rate of return indices. The Government Bond Index includes the Treasury Bond Index (public obligations of the U.S. Treasury) and the Agency Bond Index (publicly issued debt of U.S. Government agencies, quasi-federal corporations, and corporate debt guaranteed by the U.S. Government). The Corporate Bond Index includes publicly issued, fixed rate, nonconvertible investment grade dollar-denominated, SEC registered corporate debt. All issues have at least a one-year maturity, and all returns are at market value inclusive of accrued interest. Other independent indices such as those prepared by Lehman Brothers Bond Indices may also be used as a source of performance comparison.

We may also compare the performance of each Subaccount in advertising and sales literature to the Dow Jones Industrial Average, a stock average of 30 blue chip stock companies that does not represent all new industries. Other independent averages such as those prepared by Dow Jones & Company, Inc. may also be used as a source of performance comparison. Day to day changes may not be reflective of the overall market when an average is composed of a small number of companies.

TAX DEFERRAL CHARTS

We may also distribute sales literature or other information including the effect of tax-deferred compounding on a Subaccount's investment returns, or returns in general, which may be illustrated by tables, graphs, charts or otherwise, and which may include a comparison, at various points in time, of the return from an investment in a Policy (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a currently taxable basis where allowed by state law. All income and capital gains derived from Subaccount investments are reinvested and compound tax-deferred until distributed. Such tax-deferred compounding can result in substantial long-term accumulation of assets, provided that the investment experience of the underlying portfolios of the funds is positive.

--------------------------------------------------------------------------------
                               FEDERAL TAX MATTERS
--------------------------------------------------------------------------------


      THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE

INTRODUCTION

This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the annuity Policy we issue. Any person concerned about these tax implications should consult a tax adviser before initiating any transaction. This discussion is based upon general understanding of the present federal income tax laws. No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the Internal Revenue Service. Moreover, no attempt has been made to consider any applicable state or other tax laws.

The Policy may be purchased on a nonqualified tax basis (Nonqualified Policy) or purchased and used in connection with plans qualifying for favorable tax treatment (Qualified Policy). The Qualified Policy was designed for use by individuals whose premium payments are comprised of proceeds from and/or contributions under retirement plans which are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 401(k), 403(a), 403(b), 408, 408A or 457 of the Code. The ultimate effect of federal income taxes on the amounts held under a Policy, or annuity payments, and on the economic benefit to the Owner, an annuitant, or the beneficiary depends on the type of retirement plan, on the tax and employment status of the individual concerned and on our tax status. In addition, certain requirements must be satisfied in purchasing a Qualified Policy with proceeds from a tax-qualified plan and receiving distributions from a Qualified Policy in order to continue receiving favorable tax treatment. Therefore, purchasers of Qualified Policies should seek legal and tax advice regarding the suitability of a Policy for their situation, the applicable requirements, and the tax treatment of the rights and benefits of a Policy. The following discussion assumes that Qualified Policies are purchased with proceeds from and/or contributions under retirement plans that receive the intended special federal income tax treatment.

THE COMPANY'S TAX STATUS

The Variable Account is not separately taxed as a "regulated investment company" under Subchapter M of the Code. The operations of the Variable Account are a part of and taxed with our operations. We are taxed as a life insurance company under Subchapter L of the Code.

At the present time, we make no charge for any federal, state or local taxes (other than premium taxes) that we incur which may be attributable to the Variable Account or to the policies. We, however, reserve the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that we determine to be properly attributable to the Variable Account or to the policies.

TAX STATUS OF THE POLICY

Diversification Requirements

Section 817(h) of the Code provides that separate account investments underlying a policy must be "adequately diversified" in accordance with Treasury regulations in order for the policy to qualify as an annuity policy under
Section 72 of the Code. The Variable Account through each portfolio of the funds intends to comply with the diversification requirements prescribed in regulations under Section 817(h) of the Code, which affect how the assets in the various divisions of the Accounts may be invested. Although we do not have control over the funds in which the Variable Account invests, we believe that each portfolio in which the Variable Account owns shares will meet the diversification requirements and that therefore the policy will be treated as an annuity under the Code.

Owner Control

In certain circumstances, variable annuity Owners may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their policies. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity Owner's gross income. Several years ago, the IRS stated in published rulings that a variable Owner will be considered the owner of separate account assets if the Owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. More recently, the Treasury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the Owner of the assets in the account". This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which Owners may direct their investments to particular Subaccounts without being treated as owners of the underlying assets".

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that Owners were not owners of separate account assets. For example, the Owner of the Policy has the choice of more subdivisions to which to allocate premiums and Policy Values than such rulings, has a choice of investment strategies different from such rulings, and may be able to transfer among subdivisions more frequently than in such rulings. These differences could result in the Owner being treated as the owner of the assets of the Variable Account. In addition, we do not know what standards will be set forth in the regulations or rulings which the Treasury Department has stated it expects to issue. We therefore reserve the right to modify the policy as necessary to attempt to prevent the Owner from being considered the owner of the assets of the Variable Account.

Required Distributions

In addition to the requirements of Section 817(h) of the Code, in order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires any Nonqualified Policy to provide that (a) if any Owner dies on or after the Annuity Date but prior to the time the entire interest in the Policy has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Owner's death; and (b) if any Owner dies prior to the Annuity Date, the entire interest in the Policy will be distributed within five years after the date of the Owner's death.

These requirements will be considered satisfied as to any portion of the Owner's interest which is payable to or for the benefit of a "Designated Beneficiary" and which is distributed over the life of such "Designated Beneficiary" or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of that Owner's death. The Owner's "Designated Beneficiary" is the person designated by such Owner as a beneficiary and to whom proceeds of the Policy passes by reason of death and must be a natural person. However, if the Owner's "Designated Beneficiary" is the surviving spouse of the Owner, the Policy may be continued with the surviving spouse as the new Owner. If any Owner is not an individual, the death or change of any annuitant will be treated as the death of an Owner, and we will pay the beneficiary the Cash Surrender Value.

The Nonqualified Policies contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise.

Other rules may apply to Qualified Policies. See "Minimum Distribution Requirements."

THE FOLLOWING DISCUSSION ASSUMES THAT THE POLICIES WILL QUALIFY AS ANNUITY CONTRACTS FOR FEDERAL INCOME TAX PURPOSES.

TAXATION OF ANNUITIES

In General

Section 72 of the Code governs taxation of annuities in general. We believe that an Owner who is a natural person generally is not taxed on increases in the value of a Policy until distribution occurs by withdrawing all or part of the accumulation value (e.g., partial withdrawals and surrenders) or as annuity payments under the annuity option elected. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the accumulation value (and in the case of a Qualified Policy, any portion of an interest in the qualified plan) generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or an annuity) is taxable as ordinary income.

The owner of any annuity contract who is not a natural person generally must include in income any increase in the excess of the contract's accumulation value over the Policy's "investment in the contract" during the taxable year. There are some exceptions to this rule and a prospective Owner that is not a natural person may wish to discuss these with a tax adviser.

THE FOLLOWING DISCUSSION GENERALLY APPLIES TO POLICIES OWNED BY NATURAL PERSONS.

Withdrawals/Distributions

In the case of a distribution under a Qualified Policy (other than a Policy issued in connection with a Section 457 plan), under Section 72(e) of the Code a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the participant's total accrued benefit or balance under the retirement plan. The "investment in the contract" generally equals the portion, if any, of any premium payments paid by or on behalf of any individual under a Policy, reduced by the amount of any prior distribution which was not excluded from the individual's gross income. For policies issued in connection with qualified plans, the "investment in the contract" can be zero. Special tax rules may be available for certain distributions from Qualified Policies.

In the case of a withdrawal/distribution (e.g., surrender, partial withdrawal or systematic withdrawal) under a Nonqualified Policy before the Annuity Date, under Code Section 72(e) amounts received are generally first treated as taxable income to the extent that the accumulation value immediately before the withdrawal exceeds the "investment in the contract" at that time. Any additional amount withdrawn is not taxable. The treatment of Market Value Adjustments for purposes of these rules is unclear. A tax adviser should be consulted if a distribution occurs to which a Market Value Adjustment applies.

Annuity Payments

Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

Taxation of Death Benefit Proceeds

Amounts may be distributed from a Policy because of the death of an Owner or the Last Surviving annuitant. Generally, such amounts are includable in the income of the recipient as follows:

         1. if distributed in a lump sum, they are taxed in the same manner as a surrender of the Policy; or

         2. if distributed under a payment option, they are taxed in the same manner as annuity payments.

For these purposes, the investment in the contract is not affected by an Owner or annuitant's death. That is the investment in the contract remains the amount of any purchase payments paid which were not excluded from gross income.

Penalty Tax on Certain Withdrawals

In the case of a distribution pursuant to a Nonqualified Policy, there may be imposed a federal penalty tax equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions:

         1.       made on or after the taxpayer reaches age 59 1/2;

         2. made on or after the death of an Owner (or if the Owner is not an individual, the death of the primary annuitant);

         3.       attributable to the Owner becoming disabled;

         4. as part of a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and Beneficiary;

         5. made under an annuity Policy that is purchased with a single premium when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period; and

         6. made under certain annuities issued in connection with structured settlement agreements.

Other tax penalties may apply to certain distributions under a Qualified Policy, as well as to certain contributions and other circumstances.

TRANSFERS, ASSIGNMENTS, OR EXCHANGES OF A POLICY

A transfer of ownership, the designation of an annuitant or other beneficiary who is not also the Owner, the designation of certain annuity starting dates, or the exchange of a Policy may result in certain tax consequences to the Owner that are not discussed herein. An Owner contemplating any such transfer, assignment, designation, or exchange of a Policy should contact a tax adviser with respect to the potential tax effects of such a transaction.

WITHHOLDING

Pension and annuity distributions generally are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Recipients, however, generally are provided the opportunity to elect not to have tax withheld from distributions. "Eligible rollover distributions" from Section 401(a) plans,
Section 401(k) plans, Section 403(a) annuities, and Section 403(b) tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions such as distributions required by the Code, hardship distributions of employee elective contributions under 401(k) and 403(b) plans, or distributions in a specified annuity form. The 20% withholding does not apply, however, if the owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

MULTIPLE POLICIES

All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such owner's income when a taxable distribution occurs.

POSSIBLE TAX CHANGES

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Policies could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Policy.

TAXATION OF QUALIFIED PLANS

The Policies are designed for use with several types of qualified plans. The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in certain other circumstances. Therefore, no attempt is made to provide more than general information about the use of the Policies with the various types of qualified retirement plans. Owners, the annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Policy, but we shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Policy, unless we consent. Some retirement plans are subject to distribution and other requirements that are not incorporated in the administration of the Policies. Owners are responsible for determining that contributions, distributions and other transactions with respect to the Policies satisfy applicable law. Brief descriptions follow of the various types of qualified retirement plans in connection with which we will issue a Policy. We will amend the Policy as instructed to conform it to the applicable legal requirements for such plan.

Individual Retirement Annuities and Simplified Employee Pensions (SEP/IRAs)

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA". These IRAs are subject to limits on the amount that may be contributed, the persons who may be eligible and on the time when distributions may commence. Also, distributions from certain other types of qualified retirement plans may be "rolled over" on a tax-deferred basis into an IRA. Sales of the Policy for use with IRAs may be subject to special disclosure requirements of the Internal Revenue Service.

Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees, using an IRA for such purpose, if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employee to an IRA. Employers intending to use the Policy in connection with such plans should seek advice.

Purchasers of a Policy for use with IRAs will be provided with supplemental information required by the Internal Revenue Service or other appropriate agency. Such purchasers will have the right to revoke their purchase within seven days of the earlier of the establishment of the IRA or their purchase. Purchasers should seek advice as to the suitability of the Policy for use with IRAs. The Internal Revenue Service has not reviewed the Policy for qualification as an IRA, and has not addressed in a ruling of general applicability whether a Death Benefit provision such as the provision in the Policy comports with IRA qualification requirements.

SIMPLE Individual Retirement Annuities

Certain small employers may establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer a percentage of compensation up to $6,500 (as increased for cost of living adjustments). The sponsoring employer is required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10 percent penalty tax, which is increased to 25 percent if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

ROTH Individual Retirement Annuities

Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to certain limitations, are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. You may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10 percent penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) and/or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA.

A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Minimum Distribution Requirements

The Code requires that minimum distributions from an IRA begin no later than April 1 of the year following the year in which the Owner attains age 70 1/2. Failure to do so results in a federal tax penalty of 50% of the amount not withdrawn. This penalty is in addition to normal income tax. We will calculate the minimum distribution requirement (MDR) only for funds invested in this Policy and subject to our administrative guidelines, including but not limited to a minimum withdrawal amount of $250. Surrender charges are not applied against required minimum distributions.

No minimum distributions are required from a Roth IRA during your life, although upon your death certain distribution requirements apply.

The Code Minimum Distribution Requirements also apply to distributions from qualified plans other than IRAs. For qualified plans under Sections 401(a), 401(k), 403(a), 403(b), and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5% Owner" (as defined in the Code), distributions generally must begin no later than the date described in (i). You are responsible for ensuring that distributions from such plans satisfy the Code minimum distribution requirements.

Corporate And Self-Employed (H.R.10 and Keogh) Pension And Profit-Sharing Plans

Sections 401(a), 401(k) and 403(a) of the Code permit corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individual Tax Retirement Act of 1962, as amended, commonly referred to as "H.R.10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Policies in order to accumulate retirement savings under the plans. Adverse tax consequences to the plan, to the participant or to both may result if this Policy is assigned or transferred to any individual as a means to provide benefit payments. Employers intending to use the Policy in connection with such plans should seek advice.

Deferred Compensation Plans

Section 457 of the Code provides for certain deferred compensation plans. These plans may be offered with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax-exempt organizations. The plans may permit participants to specify the form of investment for their deferred compensation account. All distributions are taxable as ordinary income. Except for governmental plans, all investments are owned by the sponsoring employer and are subject to the claims of the general creditors of the employer.

Tax-Sheltered Annuity Plans

Section 403(b) of the Code permits public school systems and certain tax-exempt organizations specified in Section 501(c)(3) to make payments to purchase annuity policies for their employees. Such payments are excludable from the employee's gross income (subject to certain limitations), but may be subject to FICA (Social Security) taxes. The Policy includes a Death Benefit that in some cases may exceed the greater of the premium payments or the Policy Value. The Death Benefit could be characterized as an incidental benefit, the amount of which is limited in any tax-sheltered annuity under Section 403(b). Because the Death Benefit may exceed this limitation, employers using the Policy in connection with such plans should consult their tax adviser. Under Code requirements, Section 403(b) annuities generally may not permit distribution of:
1) elective contributions made in years beginning after December 31, 1988; 2) earnings on those contributions; and 3) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989. Under Code requirements, distributions of such amounts will be allowed only: 1) upon the death of the employee; or 2) on or after attainment of age 59 1/2; or 3) separation from service; or 4) disability; or 5) financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship. With respect to these restrictions, the Company is relying upon a no-action letter dated November 28, 1988 from the staff of the SEC to the American Council of Life Insurance, the requirements for which have been or will be complied with by the Company.

Death Benefits

The Policy includes a Death Benefit that in some cases may exceed the greater of the premium payments or the Policy Value. The Death Benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the Death Benefit may exceed this limitation, employers using the Policy in connection with such plans should consult their tax adviser.

OTHER TAX CONSEQUENCES

Other restrictions with respect to the election, commencement, or distribution of benefits may apply under Qualified Policies or under the terms of the plans in respect of which Qualified Policies are issued.

As noted above, the foregoing comments about the federal tax consequences under these policies are not exhaustive and special rules are provided with respect to other tax situations not discussed in this Prospectus. Further, the federal income tax consequences discussed herein reflect our understanding of current law and the law may change. Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under a Policy depend on the individual circumstances of each owner or recipient of the distribution. A tax adviser should be consulted for further information.

--------------------------------------------------------------------------------
                            DISTRIBUTION OF POLICIES
--------------------------------------------------------------------------------

Canada Life of America Financial Services, Inc. (CLAFS) serves as the principal underwriter of the Policies for the Variable Account. CLAFS, our wholly owned subsidiary and a Georgia corporation organized on January 18, 1988, is registered with the SEC under the Securities Exchange Act of 1934 (1934 Act) as a broker/dealer and is a member of the National Association of Securities Dealers, Inc. CLAFS' principal business address is 6201 Powers Ferry Road, NW, Atlanta, Georgia.

Sales of the Policies will be made by registered representatives of broker/dealers registered under the 1934 Act and authorized by CLAFS to sell the Policies. Such registered representatives will be licensed insurance agents appointed with our Company and authorized by applicable law to sell variable annuity policies. CLAFS will pay distribution compensation to selling broker/dealers in varying amounts that, under normal circumstances, is not expected to exceed 6.5% of premium payments under the Policies.

Under our distribution agreement with CLAFS, we may pay the following sales expenses: general agent and agency manager's compensation; agents' training allowances; deferred compensation and insurance benefits of agents, general agents, and agency managers; advertising expenses; and all other expenses of distributing the Policies. We also pay for Claus's operating and other expenses. We pay sales commissions to broker-dealers having a selling agreement with CLAFS, and/or to broker-dealers having a selling agreement with those broker-dealers, for the sale of the Policies by their registered persons. We pay commissions to such broker-dealers on behalf of their registered representatives; these broker-dealers may retain a portion of the commissions. We may pay additional compensation to these broker-dealers pursuant to promotional contracts and/or reimburse them for portions of Policy sales expenses. Their registered representatives may receive a portion of the expense reimbursement allowance paid to these broker-dealers.

Because registered representatives who sell the Policies are also our life insurance agents, they may be eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that we offer, such as conferences, trips, prizes, and awards, subject to applicable regulatory requirements. Other payments may be made for other services that do not directly involve the sales of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services. In some circumstances and to the extent permitted by applicable regulatory requirements, CLAFS may also reimburse certain sales and marketing expenses, pay promotional agent fees for providing marketing support for the distribution of the Policies, or pay other forms of special compensation to selling broker-dealers.

We intend to recoup commissions and other sales expenses through fees and charges imposed under the Policy. Commissions paid on the Policies, including other incentives or payments, are not charged to Owners or the Variable Account.

The Policies will be offered to the public on a continuous basis, and we do not anticipate discontinuing the offering of the Policies. However, we reserve the right to discontinue this offering at any time.

--------------------------------------------------------------------------------
                                OTHER INFORMATION
--------------------------------------------------------------------------------

OTHER POLICY PROVISIONS

Owner

During any annuitant's lifetime and before the Annuity Date, you have all of the ownership rights and privileges granted by the Policy. If you appoint an irrevocable beneficiary or assignee, then your rights will be subject to those of that beneficiary or assignee.

During any annuitant's lifetime and before the Annuity Date, you may name, change or revoke an owner(s), beneficiary(ies), or annuitant(s) by giving us written notice. We must approve any change of owner(s) or annuitant(s).

A change of any Owner may result in resetting the Death Benefit to an amount equal to the Policy Value as of the date of the change.

Change of any Owner may have tax consequences. You should consult a tax adviser before changing an Owner of the Policy.

With respect to Qualified Policies generally, however:

         -        the Policy may not be assigned (other than to us);

         -        joint ownership is not permitted; and

         -        the owner or plan participant must be the annuitant.

Beneficiary

We will pay the beneficiary any proceeds payable on the death of any owner or the death of the last surviving annuitant. During any annuitant's lifetime and before the Annuity Date, you may name and change one or more beneficiaries by giving us written notice. However, we will require written notice from any irrevocable beneficiary or assignee specifying their consent to the change.

We will pay the proceeds under the beneficiary appointment in effect at the date of death. If you have not designated otherwise in your appointment, the proceeds will be paid to the surviving beneficiary(ies) equally. If no beneficiary's living when you or the last surviving annuitant dies, or if none has been appointed, the proceeds will be paid to you or your estate.

Assignment

You may assign a Nonqualified Policy or an interest in it at any time before the Annuity Date and during any annuitant's lifetime. Your rights and the rights of any beneficiary will be affected by an assignment. An assignment must be in a written notice acceptable to us. It will not be binding on us until we receive and file it at our Administrative Office. We are not responsible for the validity of any assignment.

An assignment of a Nonqualified Policy may result in certain tax consequences to the Owner. See "Transfers, Assignment or Exchanges of a Policy."

Age and Survival of Annuitant

We have the right to require proof of age of the annuitant(s) before making any payment. When any payment depends on the annuitant's survival, we will have the right, before making the payment, to require proof satisfactory to us that the annuitant is alive.

Modification

Upon notice to you, we may modify the Policy, but only if such modification:

         - is necessary to make the Policy or the Variable Account comply with any law or regulation issued by a governmental agency to which we are subject; or

         - is necessary to assure continued qualification of the Policy under the Code or other federal or state laws relating to retirement annuities or variable annuity policies; or

         - is necessary to reflect a change in the operation of the Variable Accounts; or

         - provides additional Variable Account and/or fixed accumulation options.

In the event of any such modification, we may make any appropriate endorsement to the Policy.

Written Notice

Written notice must be signed and dated by you. It must be of a form and content acceptable to us. Your written notice will not be effective until we receive and file it. However, any change provided in your written notice will be effective as of the date you signed the written notice:

         - subject to any payments or other actions we take prior to receiving and filing your written notice; and

         - whether or not you or the last surviving annuitant is alive when we receive and file your written notice.

PERIODIC REPORTS

We will mail you a report showing the following items about your Policy: the number of units credited to the Policy and the dollar value of a unit; the Policy Value; any premiums paid, withdrawals, and charges assessed since the last report; and any other information required by law.

The information in the report will be as of a date not more than two months before the date of the mailing. We will mail the report to you at least annually, or more often as required by law, and to your last address known to us.

We will also send to you confirmations of each financial transaction, such as premium payments, transfers, partial withdrawals and surrenders.

POSTPONEMENT OF PAYMENT

We will usually pay any surrender, partial withdrawal or death benefit within seven calendar days after we receive all required information at the Administrative Office.

However, we may suspend or postpone payments during any period when:

         - the New York Stock Exchange is closed, other than customary weekend and holiday closings;

         - trading on the New York Stock Exchange is restricted as determined by the SEC;

         - the SEC, by an order, permits the postponement for the protection of Owners; or

         - the SEC determines that an emergency exists that would make the disposal of securities held in the Variable Account or the determination of the value of the Variable Account's net assets not reasonably practicable.

We have the right to defer payment of any partial withdrawal, cash surrender, or transfer from the fixed account for up to six months from the date we receive your written notice for a withdrawal, surrender or transfer.

INTEREST ON PROCEEDS

We will pay interest on proceeds if we do not pay the proceeds in a single sum or begin paying the proceeds under a payment option:

         -        within 30 days after the proceeds become payable; or

         - within the time required by the applicable jurisdiction, if less than 30 days.

This interest will accrue from the date the proceeds become payable to the date of payment, but not for more than one year, at an annual rate of 3%, or at the rate and for the time required by law, if greater.

STATE VARIATIONS

Any state variations in the Policy are covered in a special policy form for use in that state. This Prospectus provides a general description of the Policy. Your actual policy and any endorsements or riders are the controlling documents. If you would like to review a copy of your policy and its endorsements and riders, if any, contact our Administrative Office.

LEGAL PROCEEDINGS

Certain of our affiliates are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Variable Account or the Company.

VOTING RIGHTS

We are the legal owner of the portfolio shares held in the Subaccounts. However, when a portfolio is required to solicit the votes of its shareholders through the use of proxies, we believe that current law requires us to solicit you and other Policy owners as to how we should vote the portfolio shares held in the Subaccounts. If we determine that we no longer are required to solicit your votes, we may vote the shares in our own right.

When we solicit your vote, the number of votes you have will be calculated separately for each Subaccount in which you have an investment. The number of your votes is based on the net asset value per share of the portfolio in which the Subaccount invests. It may include fractional shares. Before the Annuity Date, you hold a voting interest in each Subaccount to which the Policy Value is allocated. After the Annuity Date, you do not hold any voting rights in the portfolios. If you have a voting interest in a Subaccount, you will receive proxy materials and reports relating to any meeting of shareholders of the portfolio in which that Subaccount invests.

If we do not receive timely voting instructions for portfolio shares or if we own the shares, we will vote those shares in proportion to the voting instructions we receive. Instructions we receive to abstain on any item will reduce the total number of votes being cast on a matter.

INSURANCE MARKETPLACE STANDARDS ASSOCIATION

Canada Life Insurance Company of America is a member of the Insurance Marketplace Standards Association (IMSA) and as such may include the IMSA logo and information about IMSA membership in its advertisements and sales literature. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuity products.

--------------------------------------------------------------------------------
                              FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Our balance sheets as of December 31, 2000 and 1999, and the related statements of operations, capital and surplus, and cash flows for each of the three years in the period ended December 31, 2000, as well as the Report of Independent Auditors, are contained in the Statement of Additional Information. The Variable Account's statement of net assets as of December 31, 2000, and the related statements of operations and changes in net assets for the periods indicated therein, as well as the Report of Independent Auditors, are contained in the Statement of Additional Information.

The financial statement of the Variable Account are not fully representative of the Subaccounts listed in this prospectus because the Subaccounts deducting Variable Account Annual Expenses of 1.55% had not begun operations on December 31, 2000.

The financial statements of the Company included in the Statement of Additional Information should be considered only as bearing on the ability of the Company to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

--------------------------------------------------------------------------------
                                    GLOSSARY
--------------------------------------------------------------------------------

ACCUMULATION PERIOD: The period that begins on the Policy Date and ends on the earliest of the Annuity Date, the date the Cash Surrender Value is paid, or the date any proceeds are paid upon death of an owner or the last surviving annuitant.

ADMINISTRATIVE OFFICE: Our office at the address shown on page 1 of the Prospectus. This is our mailing address.

ANNUITANT(S): Any natural person(s) whose life is used to determine the duration of any payments made under a payment option involving a life contingency. The term annuitant(s) also includes any joint annuitant(s), a term used solely to refer to more than one annuitant. There is no other distinction between the terms annuitant(s) and joint annuitant(s). A joint annuitant is not allowed under a Qualified Policy and any designation of a joint annuitant under a Qualified Policy will be of no effect.

ANNUITY DATE: The date when the proceeds will be paid under an annuity payment option or on the first day of the month after any annuitant reaches age 100, whichever occurs first.

BENEFICIARY(IES): The person(s) you name to whom we will pay the proceeds payable on the death of any owner or on the death of the last surviving annuitant during the accumulation period.

BUSINESS DAY (OR VALUATION DAY): Each day the New York Stock Exchange is open for trading. We are open for business on each business day.

CASH SURRENDER VALUE: The Policy Value less any applicable surrender charge, less any premium taxes due, and adjusted for any Market Value Adjustment.

DUE PROOF OF DEATH: Proof of death that is satisfactory to us. Such proof may consist of: 1) a certified copy of the death certificate; or 2) a certified copy of the decree of a court of competent jurisdiction as to the finding of death. Due proof of death must also include the beneficiary's payment instructions.

FIXED ACCOUNT: Part of our general account that is divided into sections called guaranteed interest accounts. We credit a guaranteed interest rate for a specified duration to amounts in the guaranteed interest accounts. The fixed account is not participating in the investment performance of the Subaccounts.

FUND: an investment company listed on the cover of this prospectus. This Policy allows you to invest in certain investment portfolios of the funds.

GUARANTEED INTEREST PERIOD: A specific number of years for which we agree to credit a particular effective annual rate of interest to amounts allocated to a guaranteed interest account. We currently offer guaranteed interest periods of one, three, five, seven and ten years.

GUARANTEED INTEREST RATE: The applicable effective annual rate of interest that we will credit to amounts in a guaranteed interest account. The guaranteed interest rate will be at least three percent per year.

LAST SURVIVING ANNUITANT(S): The annuitant(s) or joint annuitant(s) that survives the other.

MARKET VALUE ADJUSTMENT: A positive or negative adjustment we will apply if you surrender, withdraw, transfer or annuitize any of your Policy Value held in a guaranteed interest account before the end of its guaranteed interest period.

NONQUALIFIED POLICY: A Policy that is not a "qualified" Policy under the Internal Revenue Code of 1986, as amended.

OWNER(S): The individual(s), trust(s), corporation(s), or any other entity(ies) entitled to exercise ownership rights and privileges under the Policy. The term owner(s) also includes any joint owner(s), a term used solely for the purpose of referring to more than one owner. There is no other distinction between the terms owner(s) and joint owner(s).

PERSISTENCY BONUS CREDITING DATE: The sixth Policy Month after a Policy Anniversary, beginning with the eighth Policy Anniversary.

POLICY VALUE: The sum of the amounts you have accumulated under the Policy It is equal to the money you have under the Policy in the Subaccounts and in the guaranteed interest accounts of the fixed account.

POLICY DATE:  The date the Policy goes into effect.

POLICY YEARS, MONTHS, AND ANNIVERSARIES: Starts on the same month and day as the Policy Date.

PREMIUM: The premium(s) paid less any premium tax deducted in the year the premium is paid.

QUALIFIED POLICY: A Policy issued in connection with plans that receive special federal income tax treatment under Sections 401, 403(a), 403(b), 408, 408A, or 457 of the Code.

SUBACCOUNT: A division of the Variable Account for which accumulation units are separately maintained. Each Subaccount invests exclusively in shares of a single portfolio of a fund.

SURRENDER:  The termination of the Policy at the option of the owner.

UNIT: A measurement we use to calculate Subaccount values before the Annuity
Date.

VALUATION PERIOD: The period beginning at the close of business on a business day and ending at the close of business on the next succeeding business day. The close of business is when the New York Stock Exchange closes (usually at 4:00 P.M. Eastern Time).

VARIABLE ACCOUNT: Canada Life of America Variable Annuity Account 1, a separate investment account established to receive and invest premium payments not allocated to the fixed account. Assets in the Variable Account are not part of our general account. The Variable Account is divided into Subaccounts, each of which invests in shares of a single portfolio of a fund.

--------------------------------------------------------------------------------
STATEMENT OF ADDITIONAL INFORMATION - TABLE OF CONTENTS
--------------------------------------------------------------------------------

ADDITIONAL POLICY PROVISIONS............................................................................................3
     Policy.............................................................................................................3
     Incontestability...................................................................................................3
     Misstatement Of Age or Sex.........................................................................................3
     Currency...........................................................................................................3
     Place Of Payment...................................................................................................3
     Non-Participation..................................................................................................3
     Our Consent........................................................................................................3

PRINCIPAL UNDERWRITER...................................................................................................4

CALCULATION OF YIELDS AND TOTAL RETURNS.................................................................................4
     Money Market Yields................................................................................................4
     Other Sub-Account Yields...........................................................................................5
     Total Returns......................................................................................................6
         A.   Standardized "Average Annual Total Returns"...............................................................6
         B.   Nonstandardized "Average Annual Total Returns"...........................................................10
     Effect of the Annual Administration Charge on Performance Data....................................................13

SAFEKEEPING OF ACCOUNT ASSETS..........................................................................................13

STATE REGULATION.......................................................................................................13

RECORDS AND REPORTS....................................................................................................13

LEGAL MATTERS..........................................................................................................13

EXPERTS................................................................................................................14

OTHER INFORMATION......................................................................................................14

FINANCIAL STATEMENTS...................................................................................................14

--------------------------------------------------------------------------------
                 APPENDIX A: EXAMPLE OF MARKET VALUE ADJUSTMENT
--------------------------------------------------------------------------------

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
           ADMINISTRATIVE OFFICE: 6201 POWERS FERRY ROAD, NW, ATLANTA,
                                  GEORGIA 30339
                              PHONE: (800) 905-1959

                                VARIFUND PLUS(R)
                       STATEMENT OF ADDITIONAL INFORMATION
                CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1
                FLEXIBLE PREMIUM VARIABLE DEFERRED ANNUITY POLICY

This Statement of Additional Information expands upon the subjects discussed in the prospectus for the Varifund Plus(R), a flexible premium variable deferred annuity policy (the Policy) offered by Canada Life Insurance Company of America. We use terms in this Statement of Additional Information that are defined in the current prospectus for the Policy.

This Statement of Additional Information is not a prospectus, and it should be read only in conjunction with the prospectuses for the Policy and the underlying funds. The funds are:

      THE ALGER AMERICAN FUND
      BERGER INSTITUTIONAL PRODUCTS TRUST
      THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.
      DREYFUS VARIABLE INVESTMENT FUND
      FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS
      GOLDMAN SACHS VARIABLE INSURANCE TRUST
      THE MONTGOMERY FUNDS III
      SELIGMAN PORTFOLIOS, INC.

The prospectus for the Policy is dated the same date as this Statement of Additional Information. You may obtain the prospectuses by writing or calling us at our address or phone number shown above.

The date of this Statement of Additional Information is May 1, 2001.

                       STATEMENT OF ADDITIONAL INFORMATION
                                TABLE OF CONTENTS

ADDITIONAL POLICY PROVISIONS.......................................................................    3
       Contract....................................................................................    3
       Incontestability............................................................................    3
       Misstatement Of Age or Sex..................................................................    3
       Currency....................................................................................    3
       Place Of Payment............................................................................    3
       Non-Participation...........................................................................    3
       Our Consent.................................................................................    3
PRINCIPAL UNDERWRITER..............................................................................    4
CALCULATION OF YIELDS AND TOTAL RETURNS............................................................    4
       Money Market Yields.........................................................................    4
       Other Sub-Account Yields....................................................................    5
       Total Returns...............................................................................    6
           A.   Standardized "Average Annual Total Returns"........................................    6
           B.   Nonstandardized "Average Annual Total Returns".....................................    9
       Effect of the Annual Administration Charge on Performance Data..............................   14
SAFEKEEPING OF ACCOUNT ASSETS......................................................................   14
STATE REGULATION...................................................................................   14
RECORDS AND REPORTS................................................................................   14
LEGAL MATTERS......................................................................................   14
EXPERTS............................................................................................   15
OTHER INFORMATION..................................................................................   15
FINANCIAL STATEMENTS...............................................................................   15

                          ADDITIONAL POLICY PROVISIONS

CONTRACT

The entire contract is made up of the Policy, the signed application for the Policy and any riders or endorsements. The statements made in the application are deemed representations and not warranties. We cannot use any statement in defense of a claim or to void the Policy unless it is contained in the application and a copy of the application is attached to the Policy at issue.

INCONTESTABILITY

Other than misstatement of age or sex (see below), We will not contest the Policy after it has been in force for two years from the date of issue of the Policy.

MISSTATEMENT OF AGE OR SEX

We will require proof of age and sex if the annuity payment involves a life contingency. If the age or sex of any annuitant has been misstated, we will pay the amount, which the proceeds would have purchased at the correct age or for the correct sex.

If we make an overpayment because of an error in age or sex, the overpayment plus interest at 3% compounded annually will be a debt against the Policy. If the debt is not repaid, future payments will be reduced accordingly.

If we make an underpayment because of an error in age or sex, any annuity payments will be recalculated at the correct age or sex, and future payments will be adjusted. The underpayment with interest at 3% compounded annually will be paid in a single sum.

CURRENCY

All amounts payable under the Policy will be paid in United States currency.

PLACE OF PAYMENT

All amounts payable by us will be payable at our Administrative Office at the address shown on page one of this Statement of Additional Information.

NON-PARTICIPATION

The Policy is not eligible for dividends and will not participate in our divisible surplus.

OUR CONSENT

If our consent is required, it must be given in writing. It must bear the signature, or a reproduction of the signature, of our President, Vice President, Secretary or Actuary.

                                  SERVICE FEES


We (and our affiliates) may receive compensation from certain investment advisers, administrators, and/or distributors (and/or an affiliate thereof) of the portfolios in connection with administrative or other services and cost savings experienced by the investment advisers, administrators or distributors. Such compensation may range up to 0.25% and is based on the value of portfolio shares held for the Policy. We may also receive a portion of the 12b-1 fees and service fees deducted from portfolio assets as reimbursement for administrative or other services we render to the portfolios. Some advisers, administrators, distributors, or portfolios may pay us more than others.


                              PRINCIPAL UNDERWRITER

Canada Life of America Financial Services, Inc. (CLAFS), an affiliate of Canada Life Insurance Company of America (CLICA), is the principal underwriter of the variable annuity Policies described herein. The offering of the Policies is continuous, and CLICA does not anticipate discontinuing the offering of the Policies. However, CLICA does reserve the right to discontinue the offering of the Policies.

CLAFS received $3,645,763 in 2000, $5,102,487 in 1999, and $5,734,217 in 1998 as
commissions for serving as principal underwriter of the variable annuity Policies and other variable annuity policies issued by Canada Life Insurance Company of America. CLAFS did not retain any commissions in 2000, 1999 or 1998.


                     CALCULATION OF YIELDS AND TOTAL RETURNS

MONEY MARKET YIELDS

We may, from time to time, quote in advertisements and sales literature the current annualized yield of the Money Market Subaccount for a specific 7 day period in a manner which does not take into consideration any realized or unrealized gains or losses, or income other than investment income, on shares of the Money Market Portfolio or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation, and exclusive of income other than investment income) at the end of the 7 day period in the value of a hypothetical account under a Policy having a balance of 1 unit of the Money Market Subaccount at the beginning of the period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365 day basis. The net change in account value reflects: 1) net income from the Portfolio attributable to the hypothetical account; and 2) charges and deductions imposed under the Policy that are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for 1) the daily administration fee and 2) the mortality and expense risk charge. Current Yield will be calculated according to the following formula:

Current Yield = ((NCS-ES)/UV) X (365/7)
          Where:

          NCS = the net change in the value of the Money Market Portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation, and exclusive of income other than investment income) for the 7 day period attributable to a hypothetical account having a balance of 1 Subaccount unit.

          ES  =    per unit charges deducted from the Sub-Account for the 7 day period.

          UV  =    the unit value on the first day of the 7 day period.

The current yield for the 7 day period ended December 31, 2000 was _________.(1)

We may also quote the effective yield of the Money Market Subaccount for the same 7 day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return according to the following formula:

                                      365/7
                     Effective Yield = (1+((NCS-ES)/UV)) - 1
          Where:

          NCS = the net change in the value of the Money Market Portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation, and exclusive of income other than investment income) for the 7 day period attributable to a hypothetical account having a balance of 1 Sub-Account unit.

          ES  =    per unit charges deducted from the Subaccount for the 7 day period.

          UV  =    the unit value for the first day of the 7 day period.

The effective yield for the 7 day period ended December 31, 2000 was _____%.(2)

Because of the charges and deductions imposed under the Policy, the yield for the Money Market Subaccount will be lower than the yield for the Money Market Portfolio.

The yields on amounts held in the Money Market Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Money Market Subaccount's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Portfolio, the types and quality of portfolio securities held by the Money Market Portfolio of the Fund, and the Money Market Portfolio's operating expenses.

OTHER SUBACCOUNT YIELDS

We may, from time to time, quote in sales literature and advertisements the current annualized yield of one or more of the Subaccounts (except the Money Market Subaccount) for a Policy for 30 day or one month periods. The annualized yield of a Subaccount refers to income generated by the Subaccount over a specific 30 day or one month period. Because the yield is annualized, the yield generated by a Subaccount during the 30 day or one month period is assumed to be generated each period over a 12 month period. The yield is computed by: 1) dividing the net investment income of the Portfolio attributable to the Subaccount units less Subaccount charges for the period; by 2) the maximum offering price per unit on the last day of the period multiplied by the daily average number of units outstanding for the period; by 3) compounding that yield for a 6 month period; and by 4) multiplying that result by 2. Charges attributable to the Subaccount include 1) the daily administration fee and 2) the mortality and expense risk charge.

The 30 day or one month yield is calculated according to the following formula:

                                                        6
                   Yield = 2 x ((((NI-ES)/(U x UV)) + 1)  - 1)
          Where:

          NI = net income of the Portfolio for the 30 day or one month period attributable to the Sub-Account's units.

          ES = charges deducted from the Subaccount for the 30 day or one month period.

          U  =   the average number of units outstanding.

          UV = the unit value at the close (highest) of the last day in the 30 day or one month period.

Because of the charges and deductions imposed under the Policies, the yield for the Sub-Account will be lower than the yield for the corresponding Portfolio.

The yield on the amounts held in the Subaccounts normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Subaccount's actual yield is affected by the types and quality of portfolio securities held by the Portfolio, and its operating expenses.

Yield calculations do not take into account any premium taxes or any surrender charges under the Policy. The maximum surrender charge is equal to 8% of certain amounts surrendered or withdrawn under the Policy. A surrender charge will not be imposed on any investment earnings in the Subccounts or interest earned in the Fixed Account and in certain other situations as described in the prospectus. Premium taxes currently range from 0% to 3.5% of premium payments, depending upon the jurisdiction in which the Policy is delivered.

TOTAL RETURNS

A.   STANDARDIZED "AVERAGE ANNUAL TOTAL RETURNS"

We may, from time to time, also quote in sales literature or advertisements total returns, including standardized average annual total returns for the Subaccounts calculated in a manner prescribed by the Securities and Exchange Commission ("SEC"), and other total returns. Total return for a Subaccount assumes that an investment has been held in the Subaccount for various periods of time, including a period measured from the date the first subaccount in the Variable Account investing in the underlying portfolio began operations. When the first subaccount in the Variable Account investing in the underlying portfolio has been in operation for 1, 5, and 10 years, we will include quotes of standardized average annual total returns for the period measured from the date such subaccount commenced operations. In the case of the Fidelity Money Market Subaccount and the Fidelity Investment Grade Bond Portfolio, data will be shown from the date the Variable Account first invested in the Fidelity portfolios, rather than the date when the Variable Account first invested in the portfolios that were subsequently removed from the Variable Account pursuant to an substitution order obtained from the SEC.

Standardized average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Policy to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which standardized average annual total return quotations are provided will be for the most recent calendar quarter practicable, considering the type and media of the communication and will be stated in the communication.

Standardized average annual total returns will be calculated using subaccount unit values which we calculate on each valuation day based on the performance of the subaccount's underlying Portfolio, adjusted to reflect the deductions for current Policy charges (the mortality and expense risk charge of 1.40% and daily administration fee of 0.15%), the crediting of the Bonus Credit of 4.00%, and the deduction of the surrender charge for the Policy. The standardized average annual total return will then be calculated according to the following formula:

                                         1/N
                               TR = ((ERV/P)) - 1

          Where:

          TR = the standardized average annual total return net of recurring charges.

          ERV = the ending redeemable value of the hypothetical account at the end of the period.

          P   =  a hypothetical initial payment of $1,000.

          N   =  the number of years in the period.

The standardized average annual total returns assume that the maximum fees and charges are imposed for calculations.

Standardized average annual total returns for the period ending December 31, 2000 are shown below in Table One. Because the Goldman Sachs VIT Capital Growth Fund, Goldman Sachs VIT CORE(SM)* U.S. Equity Fund, Goldman Sachs VIT Global Income Fund, Goldman Sachs VIT Growth and Income Fund, Seligman Global Technology Portfolio, and Seligman Small-Cap Value Portfolio subaccounts were not in operation as of December 31, 2000, standardized average annual total returns for these subaccounts are not provided.

*CORE(SM) is a service mark of Goldman, Sachs & Co.

Table One shows standardized average annual total returns for Subaccounts that have Variable Account Annual Expenses of 1.55% (reflecting the crediting of a Bonus Credit of 4.00% (1) and the deduction of surrender charges) for the periods shown below were:

                    TABLE ONE
                   SUB-ACCOUNT                       1 YEAR      5 YEAR     10 YEAR   FROM SUB-
                                                     RETURN      RETURN     RETURN     ACCOUNT    SUB-ACCOUNT
                                                                             YEAR     INCEPTION
                                                   YEAR ENDED  YEAR ENDED    ENDED      (2) TO    INCEPTION
                                                    12/31/00    12/31/00   12/31/00    12/31/00    DATE (2)

Alger American Growth                                                                             05/01/96
Alger American Leveraged AllCap                                                                   05/01/96
Alger American MidCap Growth                                                                      05/01/96
Alger American Small Capitalization                                                               05/01/96
Berger Small Company Growth                                                                       05/01/98
Berger-IPT International                                                                          05/01/97
Dreyfus Capital Appreciation (Initial shares)                                                     05/01/98
Dreyfus Growth & Income (Initial shares)                                                          05/01/96
Dreyfus Socially Responsible (Initial shares)                                                     05/01/96
Fidelity VIP II Investment Grade Bond (Initial
Class)                                                                                            [4/28/00]
Fidelity VIP Money Market (3) (Initial Class)                                                     [4/28/00]
Fidelity VIP Growth (Initial Class)                                                               05/01/94
Fidelity VIP High Income (Initial Class)                                                          05/01/94
Fidelity VIP II Asset Manager (Initial Class)                                                     05/01/94
Fidelity VIP II Contrafund (Initial Class)                                                        05/01/98
Fidelity VIP II Index 500 (Initial Class)                                                         05/01/96
Fidelity VIP III Growth Opportunities (Initial
Class)                                                                                            05/01/98
Fidelity VIP Overseas (Initial Class)                                                             05/01/94
Montgomery Emerging Markets                                                                       05/01/96
Montgomery Growth                                                                                 05/01/97
Seligman Communications & Information                                                             05/01/95
Seligman Frontier                                                                                 05/01/95

* Subaccounts investing in this Portfolio have not been in operation five years as of December 31, 2000, and accordingly, no five year standardized average annual total return is available.

** Subaccounts investing in this Portfolio have not been in operation ten years as of December 31, 2000, and accordingly, no ten year standardized average annual total return is available.

(1) If the Policy were purchased by an individual aged 66-70 on the Policy Date, the Bonus Credit would be 3%; if purchased by an individual aged 71-80 on the Policy Date, the Bonus Credit would be 2%. Due to the lower Bonus Credit, performance would be lower.

(2) Refers to the date when the Variable Account first invested in the underlying portfolio.

(3) Yield more closely reflects current earnings of the Money Market Subaccount than its total return.

B.   NONSTANDARDIZED "AVERAGE ANNUAL TOTAL RETURNS"

We may, from time to time, also quote in sales literature or advertisements, nonstandardized average annual total returns for the Subaccounts that do not reflect the surrender charge. These are calculated in exactly the same way as standardized average annual total returns described above, except that the ending redeemable value of the hypothetical account for the period is replaced with an ending value for the period that does not take into account any surrender charges, and that the initial investment is assumed to be $10,000 rather than $1,000.

Generally, nonstandardized Subaccount performance data will only be disclosed if standardized average annual return for the Subaccounts for the required periods is also disclosed.

Nonstandardized average annual total returns for the period ending December 31, 2000 are shown on Table 2. Because the Goldman Sachs VIT Capital Growth Fund, Goldman Sachs VIT CORE(SM)* U.S. Equity Fund, Goldman Sachs VIT Global Income Fund, Goldman Sachs VIT Growth and Income Fund, Seligman Global Technology Portfolio, and Seligman Small-Cap Value Portfolio subaccounts were not in operation as of December 31, 2000, nonstandardized average annual total returns for these subaccounts are not provided. *CORE(SM) is a service mark of Goldman, Sachs & Co.

Table Two shows nonstandardized average annual total returns for Subaccounts which have Variable Account Annual Expenses of 1.55% (nOT reflecting any Bonus Credits or Surrender Charges) for the periods shown below were:

                TABLE TWO
               SUB-ACCOUNT

                                               1 YEAR      5 YEAR     10 YEAR      FROM SUB
                                               RETURN      RETURN      RETURN       ACCOUNT      SUB-ACCOUNT
                                             YEAR ENDED  YEAR ENDED  YEAR ENDED   INCEPTION (1)   INCEPTION
                                              12/31/00    12/31/00    12/31/00      12/31/00        DATE(1)

Alger American Growth                                                                             05/01/96
Alger American Leveraged AllCap                                                                   05/01/96
Alger American MidCap Growth                                                                      05/01/96
Alger American Small Capitalization                                                               05/01/96
Berger Small Company Growth                                                                       05/01/98
Berger-IPT-International                                                                          05/01/97
Dreyfus Capital Appreciation (Initial
shares)                                                                                           05/01/98
Dreyfus Growth and Income (Initial shares)                                                        05/01/96
Dreyfus Socially Responsible (Initial
shares)                                                                                           05/01/96
Fidelity VIP II Investment Grade Bond
(Initial Class)                                                                                    4/28/00
Fidelity VIP Money Market (2)(Initial Class)                                                       4/28/00
Fidelity VIP Growth (Initial Class)                                                               05/01/94
Fidelity VIP High Income (Initial Class)                                                          05/01/94
Fidelity VIP II Asset Manager (Initial
Class)                                                                                            05/01/94
Fidelity VIP II Contrafund (Initial Class)                                                        05/01/96
Fidelity VIP II Index 500 (Initial Class)                                                         05/01/96
Fidelity VIP III Growth Opportunities
(Initial Class)                                                                                   05/01/96
Fidelity VIP Overseas (Initial Class)                                                             05/01/94
Montgomery Emerging Markets                                                                       05/01/96
Montgomery Growth                                                                                 05/01/97
Seligman Communications & Information                                                             06/01/95
Seligman Frontier                                                                                 06/01/95

* Subaccounts investing in this Portfolio have not been in operation five years as of December 31, 2000, and accordingly, no five year standardized average annual total return is available.

** Subaccounts investing in this Portfolio have not been in operation ten years as of December 31, 2000, and accordingly, no ten year standardized average annual total return is available.

(1) Refers to the date when the Variable Account first invested in the underlying portfolio.

     (2) Yield more closely reflects current earnings of the Money Market Subaccount than its total return.

                          SAFEKEEPING OF ACCOUNT ASSETS

We hold the title to the assets of the Variable Account. The assets are kept physically segregated and held separate and apart from our general account assets and from the assets in any other separate account we have.

We or our affiliates maintain records of all purchases and redemptions of portfolio shares held by each of the Subaccounts.

Our officers and employees are covered by an insurance company blanket bond issued by America Home Assurance Company to The Canada Life Assurance Company, our parent Company, in the amount of $25 million. The bond insures against dishonest and fraudulent acts of officers and employees.


                                STATE REGULATION

We are subject to the insurance laws and regulations of all the jurisdictions where we are licensed to operate. The availability of certain Policy rights and provisions depends on state approval and/or filing and review processes. The Policies will be modified to comply with the requirements of each applicable jurisdiction.


                               RECORDS AND REPORTS

We will maintain all records and accounts relating to the Variable Account. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, reports containing such information as may be required under the Act or by any other applicable law or regulation will be sent to you semi-annually at your last address known to us.

Policy owners will also receive confirmation of each financial transaction including: premium payments, transfers, partial withdrawals, surrenders, and any other transactions requiring confirmation under applicable law.


                                  LEGAL MATTERS

All matters relating to Michigan law pertaining to the Policies, including the validity of the Policies and our authority to issue the Policies, have been passed upon by Craig Edwards. Sutherland Asbill & Brennan LLP of Washington, DC, has provided advice on certain matters relating to the federal securities laws applicable to the issue and sale of the Policy.

                                     EXPERTS

Our financial statements at December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 for Canada Life Insurance Company of America, included in this Statement of Additional Information and Registration Statement as well as the financial statements of Canada Life of America Variable Annuity Account 1 as of December 31, 2000 and for the periods indicated therein included in this Statement of Additional Information and Registration Statement have been audited by Ernst & Young LLP, independent auditors, of Atlanta, Georgia, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing. [GIVE E&Y ADDRESS]


                                OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933 as amended, with respect to the Policies discussed in this Statement of Additional Information. Not all of the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

                              FINANCIAL STATEMENTS

The Variable Account's statement of net assets as of December 31, 2000, and the related statements of operations and changes in net assets for the periods indicated therein, as well as the Report of Independent Auditors, are contained herein. Ernst & Young LLP, independent auditors, serves as independent auditors for the Variable Account.

Our balance sheets as of December 31, 2000 and 1999, and the related statements of operations, capital and surplus, and cash flows for each of the three years in the period ended December 31, 2000, as well as the Report of Independent Auditors, are contained herein. The financial statements of the Company should be considered only as bearing on our ability to meet our obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                       PAGE

Canada Life of America Variable Annuity Account..................................................        1

Report of Independent Auditors...................................................................        1

Statement of Net Assets as of December 31, 2000..................................................        2

Statement of Operations for the year ended December 31, 2000.....................................       19

Statements of Changes in Net Assets for the years ended December 31, 2000 and 1999...............       17

Notes to Financial Statements....................................................................       33

Canada Life Insurance Company of America.........................................................

Report of Independent Auditors...................................................................        1

Balance Sheets as of December 31, 2000 and 1999..................................................        2

Statements of Operations for the years ended December 31, 2000, 1999 and 1998....................        3

Statements of Capital and Surplus for the years ended December 31, 2000, 1999 and 1998...........        4

Statements of Cash Flows for the years ended December 31, 2000, 1999 and 1998....................        5

Notes to Financial Statements....................................................................        6

PART C                                  OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

     All required financial statements are included in Part B of this registration statement.

(b)  Exhibits

(1) Resolution of the Board of Directors of Canada Life Insurance Company of America (CLICA) authorizing establishment of the Variable Account(1)

(2)      Not applicable.

(3)      (a)   (i)   Form of Distribution Agreement(1)
               (ii)  Amendment to Form of Distribution Agreement(8)
         (b)   (i)   Form of Selling Agreement(1)
               (ii)  Amendment to Form of Selling Agreement(2)
               (iii) Amendment to Form of Selling Agreement(4)
               (iv)  Amendment to Form of Selling Agreement(8)

(4)      (a)   Form of Varifund Plus Annuity Policy(7)
         (b)   Riders and Endorsements(8)

(5)      Form of Application(8)

(6)      (a)   Certificate of Incorporation of CLICA(1)
         (b)   By-Laws of CLICA(1)

(7)      Not applicable

(8)      (a)   Participation Agreement Between Dreyfus Corporation and Canada
               Life Insurance Company of America(1)

         (b) Participation Agreement Between Montgomery Asset Management, L.P. and Canada Life Insurance Company of America(1)

         (c) Participation Agreement Between Fred Alger and Company, Inc. and Canada Life Insurance Company of America(1)

         (d) Participation Agreement Among Variable Insurance Products Fund, Fidelity Distributors Corporation and Canada Life Insurance Company of America(2)

         (e) Participation Agreement Among Berger Institutional Products Trust and Canada Life Insurance Company of America(1)

         (f) Participation Agreement Among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Canada Life Insurance Company of America(2)

         (g) Participation Agreement Among Variable Insurance Products Fund III, Fidelity Distributors Corporation and Canada Life Insurance Company of America(2)

         (h) Participation Agreement Among Berger Institutional Products Trust, Berger Associates, Inc. and Canada Life Insurance Company of America(2)

         (i) Participation Agreement Between Canada Life Insurance Company of America and Dreyfus Variable Investment Fund(2)

         (j) Amendment to Participation Agreement Amo ng Variable Insurance Products Fund, Fidelity Distributors Corporation and Canada Life Insurance Company of America(2)

         (k) Amendment to Participation Agreement Among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Canada Life Insurance Company of America(2)

         (l) Amendment to Participation Agreement By and Among Canada Life Insurance Company of America and Montgomery Funds III and Montgomery Asset Management, L.P.(2)

         (m)   Service Agreement(1)

\
         (n) Amendment to Participation Agreement Among Variable Insurance Products Fund, Fidelity Distributors Corporation and Canada Life Insurance Company of America(5)

         (o) Amendment to Participation Agreement Among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Canada Life Insurance Company of America(5)

         (p) Amendment to Participation Agreement Among Variable Insurance Products Fund III, Fidelity Distributors Corporation and Canada Life Insurance Company of America(5)

         (q) Participation Agreement Among Berger Institutional Products Trust, Berger Associates, Inc. and Canada Life Insurance Company of America(5)

         (r)   Amendment to Buy-Sell Agreement Among Seligman Portfolio, Inc.,
               J. & W. Seligman & Co. Incorporated and Canada Life Insurance Company of America(6)

         (s) Form of Shareholder Servicing Agreement By and Between Seligman Advisors, Inc. and Canada Life Insurance Company of America(6)

         (t)   Amendments to Participation Agreements to add Varifund Plus(R)(8)

(9)      Opinion and Consent of Counsel(8)

(10)     (a)   Consent of Independent Counsel(8)
         (b)   Consent of Independent Auditors(8)

(11)     No items are omitted from Item 23.

(12)     Not applicable

(13)     Sample Performance Data Calculation(8)

(14)     Powers of Attorney(5)

(1) Incorporated herein by reference to exhibits filed with the Post-Effective Amendment No. 13 to this Registration Statement on Form N-4 (File No. 33-28889), filed on April 29, 1997.

(2) Incorporated herein by reference to Post-Effective Amendment No. 14 to this Registration Statement on Form N-4 (File No. 33-28889), filed on April 30, 1998.

(3) Incorporated herein by reference to Post-Effective Amendment No. 11 to this Registration Statement on Form N-4 (File No. 33-55890), filed on February 12, 1999.

(4) Incorporated herein by reference to Post-Effective Amendment No. 15 to this Registration Statement on Form N-4 (File No. 33-28889), filed on April 30, 1999.

(5) Incorporated herein by reference to Post-Effective Amendment No. 16 to this Registration Statement on Form N-4 (File No. 33-28889), Filed on April 28, 2000.

(6) Incorporated herein by reference to Post-Effective Amendment No. 17 to this Registration Statement on Form N-4 (File No. 33-28889), Filed on April 30, 2001.

(7) Filed herewith.

(8) To be filed by subsequent amendment.

ITEM 25.       DIRECTORS AND OFFICERS OF THE DEPOSITOR

               NAME AND PRINCIPAL
                BUSINESS ADDRESS          POSITIONS AND OFFICES WITH DEPOSITOR
                ----------------          ------------------------------------
        R. E. Beettam (2)                 President, Director & Chairman of the Board
        K. T. Ledwos (2)                  Actuary & Director
        T. C. Scott (2)                   Financial Vice President & Director
        R. K. MacTavish (2)               Agency Vice President
        W. S. McIlwaine (2)               Group Sales Vice President
        L. M. Flater (2)                  Assistant Vice President - Taxation
        L. L. Ervin (2)                   Accounting Officer & Assistant Treasurer
        G. N. Isaac (1)                   Treasurer
        C. R. Edwards (2)                 Secretary
        C. H. MacPhaul (2)                Assistant Secretary
        J. G. Deskins (2)                 Illustration and Marketing Actuary
        F. W. Gram (2)                    Internal Auditor
        S. C. Gile (2)                    Administrative Officer
        P. D. Cochrane (1)                Administrative Officer & Assistant
                                          Treasurer
        D. V. Rough (1)                   Assistant Treasurer
        E. P. Ovsenny (1)                 Assistant Treasurer
        R. J. Butterill (1)               Assistant Treasurer
        K. A. Phelan (1)                  Assistant Treasurer
        C. P. English (1)                 Assistant Treasurer
        R. L. Findley (1)                 Assistant Treasurer
        J. H. Mazur (1)                   Assistant Treasurer
        H. A. Rachfalowski (1)            Director
        S. H. Zimmerman (3)               Director

        (1) The business address is 330 University Avenue, Toronto, Ontario, Canada M5G 1R8.

        (2) The business address is 6201 Powers Ferry Road, NW, Suite 600, Atlanta, Georgia 30339.

        (3) The business address is 800 Michigan National Tower, Lansing, Michigan 48933.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

                                             PERCENT OF             PRINCIPAL
NAME                                         JURISDICTION           VOTING SECURITIES OWNED                     BUSINESS
----                                         ------------           -----------------------                     --------
Canada Life Financial                        Canada                 Publicly held                               Insurance
Corporation                                                                                                     holding company

The Canada Life Assurance                    Canada                 Ownership of all voting securities          Life and Health
Company                                                             through Canada Life Financial Corporation   Insurance

Canada Life Insurance                        New York               Ownership of all voting securities          Life and Health
Company of New York                                                 through The Canada Life Assurance Company   Insurance

Adason Properties Limited                    Canada                 Ownership of all voting securities          Property
                                                                    through The Canada Life Assurance           Management
                                                                    Company

Canada Life Irish Operations                 England                Ownership of all voting securities          Life and Health
Limited                                                             through Canada Life Limited                 Insurance

Canada Life Mortgage                         Canada                 Ownership of all voting securities          Mortgage
Services Ltd.                                                       through The Canada Life Assurance           Portfolios
                                                                    Company

CLASSCO Benefit Services                     Canada                 Ownership of all voting securities          Administrative
Limited                                                             through The Canada Life Assurance           Services
                                                                    Company

The Canada Life Assurance                    Rep. of Ireland        Ownership of all voting securities          Life and Health
Company of Ireland Limited                                          through Canada Life Irish Holding           Insurance
                                                                    Company Limited

F.S.D. Investments Limited.                  Rep. of Ireland        Ownership of all voting securities          Unit Fund Sales
                                                                    through Canada Life Assurance               and Management
                                                                    (Ireland) Limited

Canada Life Insurance                        Michigan               Ownership of all voting securities          Life and Health
Company of America                                                  through The Canada Life Assurance           Insurance and
                                                                    Company                                     Annuities

Canada Life of America                       Georgia                Ownership of all voting securities          Broker Dealer
Financial Services Inc.                                             through Canada Life Insurance
                                                                    Company of America

                                             PERCENT OF           PRINCIPAL
NAME                                         JURISDICTION         VOTING SECURITIES OWNED                     BUSINESS
----                                         ------------         -----------------------                     --------
Adason Realty Ltd.                           Canada               Ownership of all voting securities          Realtor
                                                                  through Adason Properties Limited

Canada Life Pension &                        Rep. of Ireland      Ownership of all voting securities          Life Assurance
Annuities (Ireland) Limited                                       through Canada Life Assurance
                                                                  (Ireland) Limited

CLAI Limited                                 Rep. of Ireland      Ownership of all voting securities          Holding, Service,
                                                                  through Canada Life Irish Holding           Management and
                                                                  Company Limited                             Investment Company

Canada Life Assurance                        Rep. of Ireland      Ownership of all voting securities          Life Insurance,
(Ireland) Limited                                                 through Canada Life Irish Holding           Pension, and
                                                                  Company Limited                             Annuity

CL Capital Management, Inc.                  Georgia              Ownership of all voting securities          Investment
                                                                  through CLICA                               Advisor

Canada Life Capital                          Canada               Ownership of all voting securities          External
Corporation Inc.                                                  through The Canada Life Assurance           Sources of
                                                                  Company                                     Capital

Canada Life Securing                         Canada               Ownership of all voting securities          Holding Company
Corporation Inc.                                                  through 587443 Ontario, Inc.

The Canada Life Group (U.K.)                 England              Ownership of all voting securities          Holding Company
Limited                                                           through Canada Life International
                                                                  Holdings LTD.

Canada Life Holdings (U.K.)                  England              Ownership of all voting securities          Holding Company
Limited                                                           through Canada Life (U.K.) Limited

Canada Life Limited                          England              Ownership of all voting securities          Life and Health
                                                                  through The Canada Life Group (U.K.)        Insurance
                                                                  Limited

Canada Life Management (U.K.)                England              Ownership of all voting securities          Unit Trust
Limited                                                           through Canada Life (U.K.) Limited          Sales & Management

Canada Life Group Services                   England              Ownership of all voting securities          Administrative
(U.K.) Limited                                                    through Canada Life (U.K.) Limited          Services

Canada Life Trustee Services                 England              Ownership of all voting securities          Trustee Services
(U.K.) Limited                                                    through The Canada Life Group (U.K.)
                                                                  Limited

587443 Ontario, Inc.                         Canada               Ownership of all voting securities          Holding Company
                                                                  through The Canada Life Assurance Company

Canada Life International RE LTD.            Canada               Ownership of all voting securities
                                                                  through Canada Life International
                                                                  Holdings LTD.                               Reinsurance Company

                                             PERCENT OF             PRINCIPAL
NAME                                         JURISDICTION           VOTING SECURITIES OWNED                   BUSINESS
----                                         ------------           -----------------------                   --------
Canada Life Ireland Holdings Limited         Ireland                Ownership of all voting securities        Holding Company
                                                                    through Canada Life Irish Operations
                                                                    Limited

Canada Life (U.K.) Limited                   England                Ownership of all voting securities        Holding Company
                                                                    through Canada Life Limited

Canada Life Services (U.K.) Limited          England                Ownership of all voting securities        Administrative
                                                                    through Canada Life (U.K.) Limited        Services

Canada Life International Limited            England                Ownership of all voting securities        Unit Investment
                                                                    through Canada Life (U.K.) Limited        Products

Albany Life Assurance Company Limited        England                Ownership of all voting securities        Unit Life and
                                                                    through Canada Life (U.K.) Limited        Pension Insurance

Canada Life Pension Managers                 England                Ownership of all voting securities        Trustee Services
& Trustees Limited                                                  through Canada Life (U.K.) Limited

Pelican Food Services Limited                Canada                 Ownership of all voting securities        Food service
                                                                    through the Canada Life Assurance
                                                                    Company

Copia Investors Limited                      England                Ownership of all voting securities        Asset Management
                                                                    through The Canada Life Group (U.K.)
                                                                    Limited

Copia Property Limited                       England                Ownership of all voting securities        Property Managers
                                                                    through The Canada Life Group (U.K.)
                                                                    Limited

Canada Life Fund Managers (U.K.)             England                Ownership of all voting securities        Fund Manager
Limited                                                             through Canada Life (U.K.) Limited

Canada Life Irish Holding                    Ireland                Ownership of all voting securities        Holding Company
Company Limited                                                     through Canada Life International
                                                                    Holdings LTD.

Canada Life Management Services Limited      Ireland                Ownership of all voting securities        Management Services
                                                                    through Canada Life Irish Holdings
                                                                    Company Limited

Canada Life Assurance Europe                 Ireland                Ownership of all voting securities        Life Assurance and
Limited                                                             through Canada Life Irish Holding         Pension
                                                                    Company Limited

Setanta Asset Management                     Ireland                Ownership of all voting securities        Asset Management
Limited                                                             through Canada Life Irish Holding
                                                                    Company Limited

                                             PERCENT OF             PRINCIPAL
NAME                                         JURISDICTION           VOTING SECURITIES OWNED                   BUSINESS
----                                         ------------           -----------------------                   --------
Kanetix Ltd.                                 Canada                 Ownership of 98% of voting securities     Distribution
                                                                    through The Canada Life Assurance         Services
                                                                    Company

Canada Life Brasil Ltda.                     Brazil                 Ownership of all voting securities        Distribution
                                                                    through The Canada Life Assurance         Services
                                                                    Company

Canada Life Pactual Previdencia & Segures    Brazil                 Ownership of 90% of voting securities     Distribution
S.A.                                                                through Canada Life Brasil Ltda.          Services

Canada Life Financial Distribution           Canada                 Ownership of all voting securities        Distribution
Services Inc.                                                       through The Canada Life Assurance         Services
                                                                    Company

Canada Life International Holdings LTD.      Canada                 Ownership of all voting securities        Holding Company
                                                                    through Canada Life Capital
                                                                    Corporation, Inc.

Georgia Nursing Homes, Inc.                  Georgia                Ownership of all voting Securities        Nursing Home
                                                                    through The Canada Life Assurance         Operator
                                                                    Company

ITEM 27. NUMBER OF POLICY OWNERS

As of July 1, 2001, there were 1,553 owners of Nonqualified Varifund Policies and 2,924 owners of Qualified Varifund Policies. As of July 1, 2001, no Varifund Plus Policies had been sold.

ITEM 28. INDEMNIFICATION

Canada Life Insurance Company of America's By-Laws provide in Article II,
Section 10 as follows:

In addition to any indemnification to which a person may be entitled to under common law or otherwise, each person who is or was a director, an officer, or an employee of this Corporation, or is or was serving at the request of the Corporation as a director, an officer, a partner, a trustee, or an employee of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprises, whether profit or not, shall be indemnified by the Corporation to the fullest extent permitted by the laws of the State of Michigan as they may be in effect from time to time. This Corporation may purchase and maintain insurance on behalf of any such person against any liability asserted against and incurred by such person in any such capacity or arising out of his or her status as such, whether or not the corporation would have power to indemnify such person against such liability under the laws of the State of Michigan.

In addition, Sections 5241 and 5242 of the Michigan Insurance Code generally provides that a corporation has the power ( and in some instances the obligation) to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another corporation or other entity (the "indemnities") against reasonably incurred expenses in a civil, administrative, criminal or investigative action, suit or proceeding if the indemnitee acted in good faith in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders or policyholders (or, in the case of a criminal action, if the indemnitee had no reasonable cause to believe his or her conduct was unlawful).

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

(a) Canada Life of America Financial Services, Inc. (CLAFS) is the principal underwriter of the Policies as defined in the Investment Company Act of 1940. CLAFS also acts as underwriter for Canada Life of America Variable Annuity Account 2, Canada Life of New York Variable Annuity Account 1, and Canada Life of New York Variable Annuity Account 2.

(b) The following table provides certain information with respect to each director and officer of CLAFS.

NAME AND PRINCIPAL                                POSITIONS AND OFFICES
BUSINESS ADDRESS                                  WITH UNDERWRITER
----------------                                  ----------------
M.T. Jansen**                                     President, Director & Chairman of board
D.V. Rough*                                       Treasurer
K.T. Ledwos**                                     Administrative Officer & Director
S.C. Gile**                                       Administrative Office
N.A. Hill**                                       Security Compliance Office
C.H. MacPhaul**                                   Secretary & Director
C.R. Edwards**                                    Assistant Secretary

-----------
*  The business address is 330 University Avenue, Toronto, Ontario, Canada
   M5G1R8.
** The business address is 6201 Powers Ferry Road, N.W., Suite 600,
   Atlanta, Georgia 30339.
 (c)

                                                      NET
                   NAME OF                        UNDERWRITING
                  PRINCIPAL                      DISCOUNTS AND    COMPENSATION    BROKERAGE
                 UNDERWRITER                      COMMISSIONS     ON REDEMPTION  COMMISSIONS   COMPENSATION
                 -----------                      -----------     -------------  -----------   ------------
Canada Life of America Financial Services, Inc.     $3,645,763          $0             $0            $0

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by Canada Life Insurance Company of America at its Executive Office at 330 University Avenue, Toronto, Canada M5G1R8 and at 6201 Powers Ferry Rd., N.W., Atlanta, Georgia 30339.

ITEM 31. MANAGEMENT SERVICES

All management contracts are discussed in Part A or Part B.

ITEM 32.

UNDERTAKINGS

(a) Registrant undertakes that it will file a post effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or
    (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Canada Life Insurance Company of America at the address or phone number listed in the Prospectus.

(d) Depositor undertakes to preserve on behalf of itself and Registrant the books and records required to be preserved by such companies pursuant to Rule 31a-2 under the Investment Company Act of 1940 and to permit examination of such books and records at any time or from time to time during business hours by examiners or other representatives of the Securities and Exchange Commission, and to furnish to said Commission at its principal office in Washington, D.C., or at any regional office of said Commission specified in a demand made by or on behalf of said Commission for copies of books and records, true, correct, complete, and current copies of any or all, or any part, of such books and records.

(e) The Registrant is relying on a letter issued by the staff of the Securities and Exchange Commission to the American Council of Life Insurance on November 28, 1988 (Ref. No. IP-6-88) stating that it would not recommend to the Commission that enforcement action be taken under Section 22(e), 27(c)(1), or 27(d) of the Investment Company Act of 1940 if the Registrant, in effect, permits restrictions on cash distributions from elective contributions to the extent necessary to comply with Section 403(b)(11) of the Internal Revenue Code of 1986 in accordance with the following conditions:

    (1) include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the policy;

    (2) include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the policy;

    (3) instruct sales representatives who may solicit individuals to purchase the policies specifically to bring the redemption restrictions imposed by
    Section 403(b)(11) to the attention of such individuals;

    (4) obtain from each owner who purchases a Section 403(b) policy, prior to or at the time of such purchase, a signed statement acknowledging the owner's understanding of (i) the redemption restrictions imposed by Section 403(b)(11), and (ii) the investment alternatives available under the employer's Section 403(b) arrangement, to which the owner may elect to transfer his or her policy value.

    The Registrant is complying, and shall comply, with the provisions of paragraphs (1) - (4) above.

(f) Canada Life Insurance Company of America hereby represents that the fees and changes deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Canada Life Insurance Company of America.

STATEMENT PURSUANT TO RULE 6c-7

Canada Life Insurance Company of America and the Variable Account 1 rely on 17 C.F.R., Section 270.6c-7 and represent that the provisions of that Rule have been or will be complied with. Accordingly, Canada Life Insurance Company of America and the Variable Account 2 are exempt from the provisions of Section 22(e), 27(c)(1) and 27(d) of the Investment Company Act of 1940 with respect to any variable annuity contract participating in such account to the extent necessary to permit compliance with the Texas Optional Retirement Program.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Fulton County, State of Georgia, on this 31st day of July, 2001.

                                    CANADA LIFE OF AMERICA
                                    VARIABLE ANNUITY ACCOUNT 1

                                    By:     /s/  R. E. Beettam
                                            ------------------------------------
                                            R. E. Beettam, President


                                    CANADA LIFE INSURANCE
                                    COMPANY OF AMERICA

                                    By:     /s/   R. E. Beettam
                                            ------------------------------------
                                            R. E. Beettam, President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the date(s) set forth below.

                SIGNATURES                                   TITLE                            DATE
                ----------                                   -----                            ----
/s/ R. E. Beettam                              Chairman, President &                    July 31, 2001
-------------------------------------------    Director (Principal                      ----------------
R. E. Beettam                                  Executive Officer)


/s/ L. L Ervin                                 Assistant Treasurer                      July 31, 2001
-------------------------------------------    (Principal Accounting                    ----------------
L. L. Ervin                                    Officer)


/s/ K. T. Ledwos                               Director                                 July 31, 2001
-------------------------------------------                                             ----------------
K. T. Ledwos

                                               Director
-------------------------------------------                                             ----------------
H. A. Rachfalowski

/s/ T. C. Scott                                Director & Financial V.P.                July 31, 2001
-------------------------------------------    (Principal Financial                     ----------------
T. C. Scott                                    Officer)


                                               Director
-------------------------------------------                                             ----------------
S. H. Zimmerman


                                  EXHIBIT INDEX



Exhibit 4(a)   Form of Varifund Plus Annuity Policy